SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------
                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                ----------------
                         SERVICEWARE TECHNOLOGIES, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                                ----------------
           Options to Purchase Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)
                                ----------------
                                   81763Q 10 9
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                                ----------------
                                   Kent Heyman
                      President and Chief Executive Officer
                              333 Allegheny Avenue
                                 Suite 301 North
                           Oakmont, Pennsylvania 15139
                                 (412) 826-1014
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Person)

                                 with a copy to:

                             Andrew P. Gilbert, Esq.
                              Tod K. Reichert, Esq.
                                Hale and Dorr LLP
                              650 College Road East
                           Princeton, New Jersey 08540
                                 (609) 750-7600

                                ----------------

                            CALCULATION OF FILING FEE

          Transaction Valuation(1)                       Amount of filing fee(2)

               $3,173,533.86                                    $634.71

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,796,360 shares of common stock of ServiceWare Technologies, Inc. having a weighted average exercise price of $0.66 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.    Filing party: Not applicable.

Form or Registration No.: Not applicable.  Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "Frequently Asked Questions and Summary Term Sheet" in the document entitled "Offer to Exchange Outstanding Stock Options held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc.", dated August 28, 2002 (as amended from time to time, the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is ServiceWare Technologies, Inc., a Delaware corporation (the "Company"), and the address and telephone number of its principal executive offices is 333 Allegheny Avenue, Suite 301 North, Oakmont, Pennsylvania 15139 (412) 826-1014. The information set forth in the Offer to Exchange under Section 9 ("Information About ServiceWare; Summary Financial Information; Risk Factors") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to the solicitation by the Company of requests to exchange options (the "Outstanding Options") outstanding under the Company's 1996 Amended and Restated Stock Option Plan and the Company's 2000 Stock Incentive Plan (the "2000 Stock Plan") to purchase shares of the Company's Common Stock, $0.01 par value per share, for new options (the "New Options") that will be granted under and subject to the 2000 Stock Plan, upon the terms and subject to the conditions described in the Offer to Exchange. This solicitation (the "Offer") excludes the class of options held by optionholders who are not employees or non-employee directors of the Company or one of its subsidiaries on both the date the Offer expires and the date on which the New Options are granted. In the aggregate, there are 5,796,360 shares of Common Stock underlying the Outstanding Options covered in this Offer. For every one eligible Outstanding Option surrendered, the Company will grant one New Option to the optionee, subject to the terms and conditions of the Offer to Exchange. The information set forth in the Offer to Exchange under "Frequently Asked Questions and Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation; Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above and in Schedule A of the Offer to Exchange ("Information About the Directors and Executive Officers of ServiceWare Technologies, Inc.") is incorporated herein by reference. The Company is both the filing person and the subject company.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under "Frequently Asked Questions and Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Surrendering Options"),
Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation; Issuance of New Options"), Section 6 ("Conditions of This Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"),
Section 9 ("Information About ServiceWare; Summary Financial Information; Risk Factors"), Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer;"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of This Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 2 ("Purpose of This Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation; Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of This Offer") is incorporated herein by reference.


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of This Offer") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c)      Not applicable.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)      Not applicable.


ITEM 10. FINANCIAL STATEMENTS.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Information About ServiceWare; Summary Financial Information; Risk Factors") and Section 16 ("Additional Information"), and on pages 30 through 52 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 and on pages 2 through 10 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 is incorporated herein by reference.

         (b)      Not applicable.


ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)      Not applicable.


ITEM 12. EXHIBITS.

          (a) (1) Offer to Exchange Outstanding Stock Options Held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc. dated August 28, 2002.

               (2) Form of Letter to Eligible Optionholders and Summary of
                   Terms.

               (3) Form of Election Form.

               (4) Form of Notice of Change in Election.

               (5) Form of Promise to Grant Stock Option(s).

               (6) Frequently Asked Questions.

               (7) E-mail communications to be made to Employees and
                   Non-Employee Directors in connection with the Offer to Exchange.

               (8) Powerpoint Presentation to Employees and Non-Employee
                   Directors.

          (b)      Not applicable.

          (d)  (1) ServiceWare Technologies, Inc.'s 1996 Amended and
                   Restated Stock Option Plan is incorporated herein by reference to the Company's Registration Statement on Form S-1 (File No. 333-33818), which became effective on August 24, 2000.

               (2) Form of Incentive Stock Option Agreement under the
                   ServiceWare Technologies, Inc. 1996 Amended and Restated Stock Option Plan.

               (3) Form of Nonqualified Stock Option Agreement under the
                   ServiceWare Technologies, Inc. 1996 Amended and Restated Stock Option Plan.

               (4) ServiceWare Technologies, Inc.'s 2000 Stock Incentive Plan
                   is incorporated herein by reference to the Company's Registration Statement on Form S-1 (File No. 333-33818), which became effective on August 24, 2000.

               (5) Form of Stock Option Agreement under the ServiceWare
                   Technologies, Inc. 2000 Stock Incentive Plan.

               (6) ServiceWare Technologies, Inc.'s Annual Report on Form 10-K
                   for the fiscal year ended December 31, 2001, as amended, is incorporated herein by reference.

               (7) ServiceWare Technologies, Inc.'s Definitive Proxy Materials,
                   filed with the SEC on May 14, 2002, are incorporated herein by reference.

               (8) ServiceWare Technologies, Inc.'s Quarterly Report on Form
                   10-Q for the fiscal quarter ended June 30, 2002, is incorporated herein by reference.

          (g)      Not applicable.

          (h)      Not applicable.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

          (a)      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



                                       SERVICEWARE TECHNOLOGIES, INC.

                                       /s/ Kent Heyman
                                       ------------------------------
                                       Kent Heyman
                                       President and Chief Executive Officer


Date: August 28, 2002

                                  EXHIBIT INDEX


         Exhibit
         Number                                  Description

          (a) (1) Offer to Exchange Outstanding Stock Options Held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc., dated August 28, 2002.

               (2)  Form of Letter to Eligible Optionholders and Summary of
                    Terms.

               (3)  Form of Election Form.

               (4)  Form of Notice of Change in Election.

               (5)  Form of Promise to Grant Stock Option(s).

               (6)  Frequently Asked Questions.

               (7) E-mail communications to be made to Employees and Non-Employee Directors in connection with the Offer to Exchange.

               (8) Powerpoint Presentation to Employees and Non-Employee Directors.

          (d)  (1)  ServiceWare Technologies, Inc.'s 1996 Amended and
                    Restated Stock Option Plan is incorporated herein by reference to the Company's Registration Statement on Form S-1 (File No. 333-33818), which became effective on August 24, 2000.

               (2) Form of Incentive Stock Option Agreement under the ServiceWare Technologies, Inc. 1996 Amended and Restated Stock Option Plan.


               (3) Form of Nonqualified Stock Option Agreement under the ServiceWare Technologies, Inc. 1996 Amended and Restated Stock Option Plan.

               (4) ServiceWare Technologies, Inc.'s 2000 Stock Incentive Plan is incorporated herein by reference to the Company's Registration Statement on Form S-1 (File No. 333-33818), which became effective on August 24, 2000.

               (5) Form of Stock Option Agreement under the ServiceWare Technologies, Inc. 2000 Stock Incentive Plan.

               (6) ServiceWare Technologies, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as amended, is incorporated herein by reference.

               (7) ServiceWare Technologies, Inc.'s Definitive Proxy Materials, filed with the SEC on May 14, 2002, are incorporated herein by reference.

               (8) ServiceWare Technologies, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002, is incorporated herein by reference.

                                                                Exhibit (a)(1)



================================================================================

                                OFFER TO EXCHANGE

                        OUTSTANDING STOCK OPTIONS HELD BY

                     EMPLOYEES AND NON-EMPLOYEE DIRECTORS OF

                         SERVICEWARE TECHNOLOGIES, INC.

                                ===============

      Any questions or requests for assistance or additional copies of any documents referred to in this offer may be directed to Rick Liebman, ServiceWare Technologies, Inc., 33 Wood Avenue South, 7th Floor, Iselin, NJ 08830, telephone: (732) 494-5980 ext. 3131, e-mail: rliebman@serviceware.com or Carol Zangrilli, ServiceWare Technologies, Inc., 333 Allegheny Avenue, Oakmont, PA 15139-2066, telephone: (412) 826-1158 ext. 1370, e-mail:
czangrilli@serviceware.com.

                                ===============

                                 August 28, 2002

================================================================================

                         SERVICEWARE TECHNOLOGIES, INC.

                   OFFER TO EXCHANGE OUTSTANDING STOCK OPTIONS

================================================================================
      YOUR RIGHT TO REQUEST THAT WE EXCHANGE YOUR OPTIONS AND YOUR RIGHT TO
            WITHDRAW YOUR REQUEST EXPIRE AT 9:00 a.m., NEW YORK TIME,
                     ON SEPTEMBER 30, 2002, UNLESS WE EXTEND
            THE PROGRAM FOR ALL EMPLOYEES AND NON-EMPLOYEE DIRECTORS
================================================================================

      We are offering our full-time and part-time employees and non-employee directors and the full-time and part-time employees and non-employee directors of our subsidiaries the opportunity to ask us to exchange their outstanding stock options for new options on the terms described in this document. All outstanding ServiceWare stock options held by our employees and non-employee directors and the employees and non-employee directors of our subsidiaries are eligible for exchange (the "eligible options"). The new options will be granted on the first business day that is at least six months plus one day after the expiration of this offer. For every one option share you surrender, you will receive a new option to purchase one share. If we implement a reverse stock split or similar event, such share numbers shall be adjusted accordingly. If you wish to exchange options, you do not need to surrender all of your eligible options. However, you do need to surrender all unexercised option shares under any eligible option grant that you choose to surrender. You will not receive a grant of new options unless you are employed by, or engaged as a non-employee director of, ServiceWare or one of our subsidiaries on both the date this offer expires and the date that the new options are granted.

      At our Annual Meeting of Stockholders held on Tuesday, June 11, 2002, our stockholders approved an amendment to our Third Amended and Restated Certificate of Incorporation to effect a reverse stock split of our common stock, and granted our board of directors the authority, in its sole discretion, to (i) set the ratio for the reverse stock split at up to one-for-ten, or (ii) not to complete the reverse stock split. THE RATIO FOR THE REVERSE SPLIT HAS NOT BEEN DETERMINED AND THE REVERSE SPLIT MAY NOT BE IMPLEMENTED.

      IF YOU WERE GRANTED OPTIONS AFTER FEBRUARY 28, 2002, AND YOU WISH TO TENDER ANY ELIGIBLE OPTIONS, YOU WILL BE REQUIRED TO TENDER FOR EXCHANGE ALL OPTIONS RECEIVED AFTER FEBRUARY 28, 2002 THAT HAVE A LOWER EXERCISE PRICE THAN THE ELIGIBLE OPTION WITH THE HIGHEST EXERCISE PRICE YOU TENDER. We use the word "tender" because this word has special legal meaning. "Tender" describes what you are doing when you request that we exchange your old options for new options as described in this offer to exchange. When you "tender" your options you will no longer have any rights to them if we accept them at the end of the offering period.

      We are making this offer upon the terms and subject to the conditions described in the enclosed materials. This offer is still valid no matter how many or how few optionees participate and no matter how many or how few options are surrendered for exchange. This offer is subject to conditions that we describe in Section 6.

                                    IMPORTANT

      To exchange your eligible options pursuant to the offer, you must properly complete and deliver the enclosed election form to Carol Zangrilli, c/o ServiceWare Technologies, Inc., 333 Allegheny Avenue, Oakmont, PA 15139-2066. If you wish to tender your eligible options and participate in the exchange, you must also return your stock option agreements for the eligible options you tender. If you have lost or otherwise misplaced the option agreements, please call Carol Zangrilli at (412) 826-1158 ext. 1370 to request an "affidavit of lost stock option agreement," which you must complete and return to Ms. Zangrilli prior to the expiration of this offer. Q.30 of the Section entitled "Frequently Asked Questions and Summary Term Sheet" contains detailed instructions on how to complete your election form. We must receive your properly completed election form before 9:00 a.m., New York Time, on September 30, 2002. Although we reserve the right to extend this offer at our sole discretion, we currently have no intention of doing so.

      We reserve the right to extend, terminate and amend this offer, and we also reserve the right to reject all requests for exchange at our discretion. However, we expect that we will accept all properly surrendered options and will notify you of our acceptance on the date this offer expires. Once we have given our notice of acceptance, we will be deemed to have accepted all options that have been validly surrendered and not properly withdrawn.

      WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD SURRENDER OR NOT SURRENDER YOUR OUTSTANDING STOCK OPTIONS FOR EXCHANGE THROUGH THIS OFFER. YOU

SHOULD RELY ONLY ON THE INFORMATION IN THESE MATERIALS OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THESE MATERIALS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

                                TABLE OF CONTENTS

                                                                       Page No.
                                                                       --------


FREQUENTLY ASKED QUESTIONS AND SUMMARY TERM SHEET.........................1

THE OFFER   ..............................................................8
    1.   NUMBER OF OPTIONS; EXPIRATION DATE...............................8
    2.   PURPOSE OF THIS OFFER............................................8
    3.   PROCEDURES FOR SURRENDERING OPTIONS..............................9
    4.   CHANGE IN ELECTION..............................................10
    5.   ACCEPTANCE OF OPTIONS FOR EXCHANGE AND CANCELLATION;
         ISSUANCE OF NEW OPTIONS.........................................10
    6.   CONDITIONS OF THIS OFFER........................................11
    7.   PRICE RANGE OF COMMON STOCK.....................................12
    8.   SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS........12
    9.   INFORMATION ABOUT SERVICEWARE; SUMMARY
         FINANCIAL INFORMATION; RISK FACTORS.............................16
    10.  INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND
         ARRANGEMENTS CONCERNING THE OPTIONS.............................19
    11.  STATUS OF OPTIONS ACQUIRED BY US IN THIS OFFER; ACCOUNTING
         CONSEQUENCES OF THIS OFFER......................................20
    12.  LEGAL MATTERS; REGULATORY APPROVALS.............................21
    13.  MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES..........21
    14.  EXTENSION OF THIS OFFER; TERMINATION; AMENDMENT.................23
    15.  FEES AND EXPENSES...............................................23
    16.  ADDITIONAL INFORMATION..........................................23
    17.  MISCELLANEOUS...................................................25

SCHEDULE A  INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF
    SERVICEWARE TECHNOLOGIES, INC........................................26

                Frequently Asked Questions and Summary Term Sheet

      The following are answers to some of the questions that you may have about the exchange offer. We urge you to read all of these materials carefully because the information in this summary is not complete. We have included references to the relevant sections following this summary where you can find a more complete description of the topics in this summary.

Q.1   WHAT IS THE OFFER TO EXCHANGE STOCK OPTIONS?

      The offer to exchange stock options is an opportunity for you to ask us to exchange your outstanding stock options for new stock options to be granted and priced at a later date. (See Section 1)

Q.2   WHO CAN PARTICIPATE IN THIS OFFER?

      All full-time or part-time employees and non-employee directors of ServiceWare Technologies, Inc. and our subsidiaries who hold stock options can participate in this offer. (See Section 1)

Q.3   WHY ARE WE MAKING THIS OFFER?

      We are making this offer because many outstanding stock options held by our employees and non-employee directors have exercise prices that are significantly higher than the current market price of our common stock. We felt it appropriate to offer this exchange program now to re-align our option exercise prices with current stock conditions, and to hopefully provide an opportunity for appreciation that will motivate and reward our employees and non-employee directors. (See Section 2)

Q.4   HOW DOES THIS OFFER WORK?

      With this offer, you have an opportunity to request that we exchange any or all of your outstanding stock options. If you request that we exchange your outstanding stock options and we accept your request, you will be issued new options once the offer to exchange expires and after a waiting period of at least six months plus one day from the expiration date. Subject to any subsequent reverse stock split, for every one (1) old option you surrender, you will be issued one (1) new option at a new exercise price. The new options will be 40% vested at the time of issue, and the remaining options will vest annually over a 2-year period thereafter. (See Section 1)

Q.5   WHY CAN'T SERVICEWARE JUST GRANT ME MORE OPTIONS?

      You cannot just be granted new options because of complex accounting rules that, if not complied with, could negatively impact our quarterly earnings per share. Because we have a large number of currently outstanding options that have an exercise price significantly higher than our recent trading price, a large grant of new options to replace these "underwater" options could have a negative impact on our earnings per share.

Q.6   ARE THERE CONDITIONS TO THIS OFFER?

      This offer is subject to certain conditions, including the conditions described in Section 6 of this offer to exchange. This offer is valid no matter how many or how few optionees participate and no matter how many or how few options are surrendered for exchange. If we accept your options for exchange, you will be deemed to have surrendered them on the date that this offer expires. We reserve the right to extend, terminate and amend this offer, and we also reserve the right to reject all requests for exchange at our discretion. However, we expect that we will accept all properly surrendered options and notify you of our acceptance on the expiration date.
(See Section 6)

Q.7 WHAT IF MY EMPLOYMENT OR ENGAGEMENT AS A NON-EMPLOYEE DIRECTOR WITH SERVICEWARE OR ONE OF ITS SUBSIDIARIES ENDS BETWEEN THE TIME MY OLD OPTIONS ARE SURRENDERED AND CANCELLED AND MY NEW OPTIONS ARE GRANTED?

      You may only participate in this offer if you are employed or engaged as a non-employee director by ServiceWare or one of our subsidiaries. If you participate in this offer and your employment or engagement as a non-employee director with ServiceWare or one of its subsidiaries is terminated for any reason, including your resignation, death, or disability, before the new options are granted, you will not receive your new options nor will you have rights to your old options. If you do not choose to participate in this program or if there are option grants that you choose not to surrender, you generally will be able to exercise your options within the parameters of your original option agreement(s) and the plan(s) under which the options were granted at the time your employment or engagement as a non-employee director ends with ServiceWare or one of its subsidiaries. (See Section 1)

      PARTICIPATION IN THE OFFER DOES NOT GIVE YOU THE RIGHT TO REMAIN EMPLOYED OR ENGAGED AS A NON-EMPLOYEE DIRECTOR OF SERVICEWARE OR ONE OF ITS SUBSIDIARIES.

Q.8 HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR THE OLD OPTIONS I SURRENDER?

      For every one (1) option share that you surrender, you will receive a new option to purchase one (1) share. If we implement a reverse stock split, such share numbers shall be adjusted accordingly.

Q.9   WHEN WILL I RECEIVE MY NEW OPTIONS?

      If you choose to request that we exchange your old options, you will be granted new options after a waiting period of at least six months plus one
day from the end of this offer.   (See Section 5)

Q.10 WHY MUST I WAIT AT LEAST SIX MONTHS AND ONE DAY FOR THE NEW OPTIONS TO BE GRANTED AND PRICED?

      In order to avoid undesirable accounting consequences, we cannot issue you new options immediately after the expiration of this offer. If we were to grant the new options on a date earlier than six months plus one day after the date you surrender your existing options, we would be required to treat the new options as variable awards for accounting purposes. This means that we would be required periodically to reflect increases and decreases in the price of our common stock as a compensation expense (or credit) relating to the options. We would have to continue this variable accounting for these options until they were exercised, forfeited or terminated. The higher the market value of our common stock, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least six months plus one day, we believe we will not have to treat the options as variable awards. (See Section
11)

Q.11  WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

      The new options will have an exercise price equal to the per share closing price of our common stock as quoted on The Nasdaq SmallCap Market or other principal exchange or market for our common stock on the date the new options are granted. Because we will not grant new options until the first business day that is six months plus one day following the expiration date of this offer, it is possible that the new options may have a higher exercise price than some or all of your current options. We recommend that you obtain current market quotations for our common stock before deciding whether to request that we exchange your options. (See Section 7)

Q.12  WHEN WILL THE NEW OPTIONS VEST?

      The new options will have a new vesting schedule, completely different from the old option vesting schedule. 40% of each new option will vest immediately at the time the new options are granted. The remaining 60% will vest in equal annual installments over a two-year period as long as you continue to be an employee or non-employee director of ServiceWare or one of our subsidiaries. If you choose to participate in this offer, you lose all the benefit of the vesting in your surrendered options. (See Section 1)

Q.13 WILL I HAVE TO WAIT LONGER TO PURCHASE COMMON STOCK UNDER MY NEW OPTIONS THAN I WOULD UNDER THE OPTIONS I SURRENDER?

      Yes, to the extent that your surrendered options were vested before the grant date of the new options. If you surrender options that are vested, you could have exercised them at any time in accordance with their terms if you had not surrendered them. You will not be able to exercise your new options until, at the earliest, the date you receive them, and then only up to 40% of the shares covered by your new options.

Q.14  WHEN WILL MY NEW OPTIONS EXPIRE?

      In general, the new options will expire on the tenth anniversary of the date that the new options are granted and are subject to earlier termination upon termination of employment, death, disability or certain other events. (See Section 8)

Q.15  WHEN WILL I RECEIVE MY NEW OPTION AGREEMENT?

      We expect to distribute the new option agreements within approximately three weeks of the grant of the new options. We expect the new grant date to be the first business day that is at least six months plus one day after the expiration of this offer.

Q.16 IF I REQUEST THAT SERVICEWARE EXCHANGE MY OPTIONS, MUST I EXCHANGE ALL MY CURRENT OPTIONS OR MAY I EXCHANGE ONLY SOME OF THEM?

      It is entirely up to you. You may choose to request that we exchange all, some or none of your current options. For example, if you have two option grants at different exercise prices, $2.50 and $5.00, you can choose to exchange the $2.50 option grant and not exchange the $5.00 option grant (or vice versa). What you cannot do, however, is exchange a portion of any one option grant, or a piece of an option grant split between incentive and nonqualified stock options. (See Section 1)

      In addition, because of accounting rules, if you request that we exchange any of your eligible options, then you must surrender for exchange all of the options that you received after February 28, 2002 and before the expiration of this offer that have a lower exercise price than the highest exercise price of the options you choose to exchange. For example, if you received an option grant in November 2001 at an exercise price of $7.00 per share and an option grant in May 2002 at an exercise price of $4.00 per share and you want to surrender your November 2001 option grant, you would also be required to tender your May 2002 option grant because it has a lower exercise price than your November 2001 option and was granted after February 28, 2002.

Q.17 ONE OF MY OPTION GRANTS IS SPLIT BETWEEN INCENTIVE STOCK OPTIONS AND NONQUALIFIED STOCK OPTIONS BECAUSE MY ORIGINAL GRANT EXCEEDED THE $100,000 LIMIT ON INCENTIVE STOCK OPTIONS. CAN I CANCEL ONE PART OF MY OPTION GRANT BUT NOT THE OTHER?

      No. As stated above, you cannot surrender any portion of one grant. If a grant was split between incentive stock options and nonqualified stock options, you must surrender the entire grant. (See Section 1)

Q.18 I ALREADY EXERCISED PART OF AN OPTION. CAN I ASK THAT SERVICEWARE EXCHANGE THE REST OF THAT OPTION?

      Yes, you can request that we exchange the unexercised portion of an option grant even if you previously exercised some of the shares under that grant. If you request that we exchange a partially exercised option, then you will surrender, and receive a new option in exchange for, all of the shares that still remain in your option grant after you exercised it. You cannot, however, request that we exchange any exercised shares - only unexercised shares may be offered for exchange. For example, if you received an option grant for 2,000 shares and exercised the option for 500 shares, you may request that we exchange the option for the 1,500 shares you have left and receive a new option grant in at least six months plus one day for 1,500 shares. You may not, however, request that we exchange the 500 shares you exercised, even if you have not sold those shares.

Q.19  WHAT HAPPENS IF I TURN IN MY ELECTION FORM AND THEN CHANGE MY MIND?

      If you turn in your election form, but then change your mind before the deadline expires, you have an opportunity to file a change in election form that changes your election to participate (that form can also be found in the attached package). Once you have filled out this new form (making sure to date it later than your election form), you must then deliver it to Carol Zangrilli before the deadline or the action described on your original election form will be implemented. Ms. Zangrilli's contact information appears in Q.30 below. It is important to remember that if you change your election to accept the offer, you must then include on the change in election form information about the options you wish to surrender. (See Section 4)

Q.20 WHEN I AGREE TO EXCHANGE MY OPTIONS AM I GIVING UP MY RIGHTS TO THE SURRENDERED OPTIONS?

      Yes, when you surrender your current options and we accept them for exchange, those options will be cancelled and you will no longer have any rights to those options. (See Section 9)

Q.21 IF I SURRENDER OPTIONS IN THIS OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE MY NEW OPTIONS ARE ISSUED?

      No. If we accept options you surrender in this offer, you may not receive any other option grants before you receive your new options. This is because of complex accounting rules and is necessary to avoid incurring any compensation expense against our earnings. (See Section 9)

Q.22 IF I SURRENDER SOME BUT NOT ALL OF MY OPTIONS IN THIS OFFER, MAY I EXERCISE AND SELL VESTED SHARES UNDER AN OPTION OR OPTIONS THAT I DECIDED NOT TO SURRENDER DURING THE PERIOD WHILE I WAIT FOR MY NEW OPTIONS TO BE ISSUED?

      Yes. As long as we are not in a company-wide black out period (as we are at the end of each quarter), during the waiting period you can exercise any vested, active options that were not surrendered as part of this offer and sell any shares that you acquired on exercise of an option. You may not, however, act on any options that are surrendered.

Q.23  WHAT HAPPENS IF THERE IS A CHANGE OF OWNERSHIP OF SERVICEWARE?

      We are currently not negotiating any transactions that would result in a change of ownership for ServiceWare. However, if a change of ownership occurs before new options are granted as part of this program, then on what would have been the new option grant date, you will receive the same consideration as you would have received had you held your new options on the date of such transaction (provided that you are still employed or engaged as a non-employee director by ServiceWare or one of its subsidiaries); however, if your options would have been assumed or substituted by an acquiring company, you will be issued options for the common stock of the acquiring company equal in value to the expected new option grants for our common stock. It is impossible to predict if the 1-for-1 ratio would be the same, but the value of the new option grant would be honored. Any successor to us will be bound to honor our commitment to grant new stock options. (See Section 8)

      You should note that depending on the structure of the type of transaction, if you surrender options you might be deprived of any future price appreciation in the shares subject to the new options and you may receive a security other than an option exercisable for shares of our common stock.

Q.24 WILL I HAVE TO PAY U.S. FEDERAL INCOME TAXES IF I EXCHANGE MY OPTIONS IN THIS OFFER?

      If you request that we exchange your options, you should not recognize income for U.S. federal income tax purposes upon cancellation of your old options or upon our grant to you of new options. We recommend that you consult with your own tax advisor to determine the tax consequences of this offer to you. Foreign, state and local tax consequences may differ. (See
Section 13)

Q.25  WHAT ARE THE TAX IMPLICATIONS IF I LIVE OUTSIDE OF THE U.S.?

      All ServiceWare option holders are subject to the applicable tax laws of their own countries and jurisdictions. OPTION HOLDERS SUBJECT TO THE TAX LAWS OF COUNTRIES AND JURISDICTIONS OTHER THAN THE UNITED STATES MAY HAVE DIFFERENT TAX CONSEQUENCES THAN THOSE DESCRIBED ABOVE IF THEY EXCHANGE THEIR OPTIONS IN THE OFFER. Again, we strongly suggest that you consult with your tax advisor to determine how this offer would impact you. (See Section 13)

Q.26 If the options I exchange are incentive stock options, will my new options also be incentive stock options?

      Except as explained below, all new options that are issued in exchange for tendered incentive stock options are intended to be incentive stock options. One of the requirements to qualify as an incentive stock option, however, is a limit on the amount of all incentive stock options granted to you by ServiceWare or one of its subsidiaries that can first become exercisable in any one calendar year. No more than $100,000 of incentive stock options (with the dollar amount being determined on the date of grant based on the fair market value of the underlying stock on the date of grant) can first become exercisable in any one calendar year. As a result of a new grant of incentive stock options to you, the entire portion of your options that are vested on the date of grant will be considered first exercisable in 2002. Therefore, it is possible that a portion of your existing incentive stock options will no longer satisfy the $100,000 limit. If a portion of your existing options exceeds the $100,000 limit, then that portion will be deemed to be nonqualified stock options. (See Section 13)

Q.27  DO I HAVE TO PARTICIPATE IN THIS OFFER?

      You do not have to participate in this offer and there are no repercussions if you choose not to participate. Again, it is entirely up to you and we cannot advise you on what action to take.

Q.28  WHAT HAPPENS TO MY OLD OPTIONS IF I DECIDE NOT TO PARTICIPATE?

      Options that you choose not to surrender for exchange or that we do not accept for exchange remain outstanding until they expire by their terms. These options will retain their current exercise price and current vesting schedule.

      Please note that through these materials, we are offering you the opportunity to ask us to exchange your options on the terms described in these materials, and that we have the right to reject any such request that you may make to us. We have reserved this right in an effort to protect the tax status of incentive stock options that are not surrendered for exchange in view of the following IRS ruling. In 1991, the IRS issued a private letter ruling in which another company's option exchange program was characterized as a "modification" of any incentive stock option that could be exchanged (whether or not it was exchanged). We believe that by reserving the right to reject any options surrendered for exchange we have structured this offer so as to mitigate the risk that the IRS would make a similar assertion with respect to this offer. However, we do not know if the IRS will assert the position that our solicitation of requests constitutes a "modification" of incentive stock options that can be, but are not, surrendered. A successful assertion by the IRS of this position could extend the options' requisite holding periods to qualify for favorable tax treatment and could also convert some incentive stock options into nonqualified stock options. (See Section 13)

Q.29 WHEN DOES THIS OFFER EXPIRE? COULD IT BE EXTENDED AND, IF SO, HOW WILL I KNOW IF IT IS EXTENDED?

      This offer will expire at 9:00 a.m. New York Time on September 30, 2002. We may decide to extend the offer, but at this point in time we have no intention of doing so. We will not extend the offer for any one individual or group of people. If we extend this offer, we must do so for all option holders. If we extend this offer, we will notify you of the extension. We cannot accept any election or change of election forms we receive after the expiration date. (See Section 1)

Q.30  HOW DO I PARTICIPATE IN THIS OFFER?

      To participate in this option exchange offer, you must complete and sign the election form that you have received with these materials and return it by hand delivery, mail or fax to Carol Zangrilli at ServiceWare Technologies, Inc., 333 Allegheny Avenue, Oakmont, PA 15139-2066, telephone: (412) 826-1158 ext. 1370; facsimile: (412) 826-0577. WE MUST RECEIVE A PROPERLY COMPLETED ELECTION FORM BY NO LATER THAN 9:00 A.M., NEW YORK TIME, ON SEPTEMBER 30, 2002. IF YOU MISS THIS DEADLINE, YOU WILL NOT BE PERMITTED TO PARTICIPATE IN THIS OFFER. We currently have no intention of extending the deadline, and in any case we cannot extend the deadline for any one individual or group of people. However, in the event that we do extend this offer beyond September 30,

2002, then you must deliver a properly completed election form and the other required documentation before the extended expiration date.

      To complete the election form, you should:

      1.    Review your list of ServiceWare options.

      2. Decide which, if any, of your options you wish to request that we exchange. If you do not wish to request that we exchange any options at all, check the box next to the words "No, I choose not to participate in the Offer to Exchange" on the election form and skip to instruction #7 below. If you wish to request that we exchange some or all of your options, check the box next to the words "Yes, I choose to participate in the Offer to Exchange" on the election form and go to instruction #3 below.

      3. List the options you wish to request that we exchange in the table on the election form. Make sure you fill in all the requested information for each option you wish to request that we exchange.

      4. Look at your list of outstanding options again. You should determine if you have any options that were granted between February 28, 2002 and August 28, 2002. If no, skip to instruction #6. If yes, you should determine if any option you choose to request that we exchange (by listing it in the table on the election form) has a higher exercise price than any of your options that were granted between February 28, 2002 and August 28, 2002. If no, skip to instruction #6. If yes, go to instruction #5.

      5. Because of accounting rules, you are required to exchange any options (1) that were granted between February 28, 2002 and August 28, 2002, AND (2) that have a lower exercise price than the highest exercise price of any option you request that we exchange. List any options that meet both of these criteria in the table on the election form.

      6. Double check to make sure that you have filled in the correct information for each option you wish to exchange in the table on the election form.

      7. Sign the election form and fill in the required information under your signature.

      8. Send the signed and completed election form by hand delivery, mail or fax to Carol Zangrilli at ServiceWare Technologies, Inc., 333 Allegheny Avenue, Oakmont, PA 15139-2066, telephone: (412) 826-1158 ext. 1370; facsimile: (412) 826-0577. WE MUST RECEIVE THE ELECTION FORM BY NO LATER THAN 9:00 A.M., NEW YORK TIME, ON SEPTEMBER 30, 2002. IF YOU MISS THIS DEADLINE, YOU WILL NOT BE PERMITTED TO PARTICIPATE IN THIS OFFER.

Q.31  WHAT WILL HAPPEN IF I DO NOT TURN IN MY ELECTION FORM BY THE DEADLINE?

      If you do not turn in your election form by the expiration date of this offer, you will miss the opportunity to participate in this offer.

Q.32  DO YOU RECOMMEND THAT I PARTICIPATE IN THIS OFFER?

      Participating in this program is entirely up to you. Although the ServiceWare board of directors has approved this offer, we are not making a recommendation as to whether or not you should participate in this offer to exchange options. We recognize that your decision is an individual one that should be based on a variety of factors, and we encourage you to consult with your personal legal and financial advisors to determine your best course of action.

Q.33  WHO SHOULD I CALL IF I HAVE QUESTIONS?

      If you have more questions, please contact Rick Liebman at ServiceWare Technologies, Inc., 33 Wood Avenue South, 7th Floor, Iselin, NJ 08830, telephone: (732) 494-5980 ext. 3131; facsimile: (732) 548-5902, e-mail:
rliebman@serviceware.com or Ms. Zangrilli at the address or numbers listed in Q.30 above.

                                    THE OFFER

1.    NUMBER OF OPTIONS; EXPIRATION DATE.

      We are offering you the opportunity to ask us to exchange eligible stock options held by you for new options. Eligible options are all outstanding stock options that were granted under our 1996 Amended and Restated Stock Option Plan (the "1996 Stock Plan") and our 2000 Stock Incentive Plan (the "2000 Stock Plan"). All full-time and part-time employees and non-employee directors of ServiceWare Technologies, Inc. or its subsidiaries are eligible to participate in this offer. This offer is personal to you and does not in any way constitute an offer to the public to subscribe for shares of ServiceWare.

      YOU WILL ONLY RECEIVE NEW OPTIONS IF YOU ARE EMPLOYED BY OR ENGAGED AS A NON-EMPLOYEE DIRECTOR BY US OR ONE OF OUR SUBSIDIARIES ON BOTH THE DATE THIS OFFER EXPIRES AND THE DATE THAT THE NEW OPTIONS ARE GRANTED. THE NEW OPTIONS WILL NOT BE GRANTED UNTIL THE FIRST BUSINESS DAY THAT IS AT LEAST SIX MONTHS PLUS ONE DAY AFTER THIS OFFER EXPIRES. For purposes of the offer to exchange, a subsidiary is a corporation of which we own fifty percent (50%) or more of the total combined voting power of all classes of stock.

      IF YOU RECEIVED OPTIONS AFTER FEBRUARY 28, 2002 AND YOU WISH TO EXCHANGE ANY ELIGIBLE OPTIONS, YOU WILL BE REQUIRED TO SURRENDER FOR EXCHANGE ALL OPTIONS RECEIVED AFTER FEBRUARY 28, 2002 THAT HAVE A LOWER EXERCISE PRICE THAN THE ELIGIBLE OPTION WITH THE HIGHEST EXERCISE PRICE YOU SURRENDER.

      You may not surrender partial option grants. If you request that we exchange your eligible options, you must surrender all unexercised option shares from each surrendered option grant. Our offer is subject to the terms and conditions described in these materials. We will only consider exchanging options that are properly returned and not withdrawn in accordance with Section 3.

      For every one (1) option share you surrender, you will receive an option to purchase one (1) share. If we implement a reverse stock split, such share numbers shall be adjusted accordingly.

      40% of your new options will vest immediately upon grant and the remaining 60% will vest in equal annual installments over a two-year period as long as you continue to be an employee or non-employee director of ServiceWare or one of our subsidiaries.

      Enclosed with this offer is a list of the exact number of eligible option shares that you have now. We will issue all new options under the 2000 Stock Plan. In addition, we will enter into a new stock option agreement with you.

      The term "expiration date" means 9:00 a.m., New York Time, on September 30, 2002, unless we extend the period of time during which this offer will remain open, in which case the term "expiration date" will refer to the latest time and date at which this offer expires.

      We will notify you if we decide to increase or decrease what we will give you in exchange for your options. If the expiration date of this offer is ten or fewer business days from the date we notify you of such an increase or decrease, we will delay the expiration date so that you will have at least ten business days to consider the new change.

      A "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York Time.

2.    PURPOSE OF THIS OFFER.

      We are making this offer for compensatory purposes and to create a performance-oriented environment for our employees and non-employee directors. Many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock as quoted by The Nasdaq SmallCap Market.

By making this offer we intend to enhance stockholder value by creating better performance incentives for, and thus increasing retention of, our employees and non-employee directors.

      Except as otherwise described in these materials or in our filings with the Securities and Exchange Commission, we presently have no plans or proposals that relate to or would result in:

      o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our material subsidiaries;

      o any purchase, sale or transfer of a material amount of our assets or any subsidiary's assets;

      o any material change in our present dividend rate or policy, or our indebtedness or capitalization;

      o any change in our present board of directors or senior management, including a change in the number or term of directors or to fill any existing board vacancies or change any executive officer's material terms of employment;

      o     any other material change in our corporate structure or business;

      o our common stock not being authorized for quotation on The Nasdaq SmallCap Market;

      o our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended;

      o the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act of 1934, as amended;

      o the acquisition by any person of any of our securities or the disposition by any person of any of our securities, other than in connection with our stock option plans; or

      o any change to our certificate of incorporation or bylaws, or any actions which may make it more difficult for any person to acquire control of ServiceWare.

3.    PROCEDURES FOR SURRENDERING OPTIONS.

      PROPER SURRENDER OF OPTIONS. To request that we exchange some or all of your eligible options, you must properly complete the election form and deliver the election form, along with any other required documents, by hand delivery, mail or fax to Carol Zangrilli at ServiceWare Technologies, Inc., 333 Allegheny Avenue, Oakmont, PA 15139-2066; telephone: (412) 826-1158 ext. 1370; facsimile:
(412) 826-0577. If you have lost or otherwise misplaced the executed stock option agreements you elect to tender, please call Ms. Zangrilli at (412) 826-1158 ext. 1370 to request an "affidavit of lost stock option agreement," which you must complete and return to Ms. Zangrilli prior to the expiration date of this offer. You can find instructions on how to fill out the election form in
Q.30 of the Section entitled, "Frequently Asked Questions and Summary Term Sheet." WE MUST RECEIVE YOUR PROPERLY COMPLETED ELECTION FORM BY NO LATER THAN 9:00 A.M., NEW YORK TIME, ON SEPTEMBER 30, 2002. IF YOU MISS THIS DEADLINE, YOU WILL NOT BE PERMITTED TO PARTICIPATE IN THIS OFFER. We currently have no intention of extending the deadline, and in any case we cannot extend the deadline for any one person or group of people. However, in the event that we do extend this offer beyond September 30, 2002, then you must deliver a properly completed election form and the other required documentation before the extended expiration date.

      YOU ARE RESPONSIBLE FOR MAKING SURE THAT ALL DOCUMENTS, INCLUDING ELECTION FORMS, ANY NOTICES TO CHANGE YOUR ELECTION FORM AND ANY OTHER REQUIRED DOCUMENTS, ARE DELIVERED TO THE APPROPRIATE CONTACT PERSON LISTED ABOVE. YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

      DETERMINATION OF VALIDITY; REJECTION OF OPTIONS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. We will determine, in our discretion, all questions as to the number of shares subject to eligible options and the validity, form, eligibility, including time of receipt, and acceptance of any surrender of options. Our determination of these matters will be final and binding on all parties. Furthermore, subject to our compliance with Rule 13e-4 under the Exchange Act of 1934, as amended, we reserve the right to reject any or all surrenders of options in our discretion. We also reserve the right to waive any of the conditions of this offer or any defect or irregularity in any surrender of any particular options or for any particular option holder. This is a one-time offer, and we will strictly enforce this offer period, subject only to an extension that we may grant in our sole discretion.

      OUR ACCEPTANCE CONSTITUTES AN AGREEMENT. By requesting that we accept your options for exchange under this offer, you accept the terms and conditions of this offer. IF WE ACCEPT YOUR SURRENDERED OPTIONS FOR EXCHANGE UNDER THIS OFFER, THE TERMS AND CONDITIONS OF THIS OFFER WILL FORM A BINDING AGREEMENT BETWEEN YOU AND US. THE PROMISE TO GRANT STOCK OPTIONS THAT WE WILL GIVE YOU REFLECTS THIS COMMITMENT. We reserve the right to extend, terminate and amend this offer, and we also reserve the right to reject all requests for exchange at our discretion. However, we expect that we will accept all properly surrendered options and notify you of our acceptance on the expiration date.

4.    CHANGE IN ELECTION.

      You may only change your election to request that we accept your options by following the procedures described in this section. You may not request that we exchange partial option grants. If you choose to request that we exchange your options and you later want to change your election, you must do so with respect to all eligible option shares of a particular grant. Similarly, if you choose not to request that we exchange your options and you later want to change your election, you must do so with respect to all eligible option shares of a particular grant.

      To change your election, you must deliver a change in election form to Carol Zangrilli, by hand delivery, by facsimile at (412) 826-0577 or by mail to ServiceWare Technologies, Inc., 333 Allegheny Avenue, Oakmont, PA 15139-2066. The change in election form must be clearly dated after your original election form. If you are changing your election in order to accept the offer, the change in election form must include the information regarding the eligible options you wish to request that we exchange. Once we receive your new election form, your previously submitted election form will be disregarded. We will only accept a paper copy of your change in election form. Delivery by e-mail will not be accepted.

      You may change your election at any time before 9:00 a.m., New York Time, on September 30, 2002. We currently have no intention of extending this deadline, and in any case we cannot extend the deadline for any one individual or group of people. However, in the event that we do extend this offer beyond September 30, 2002, then you may change your election more than once and at any time until the extended expiration of this offer. In addition, unless we accept your options for exchange before October 25, 2002 you may withdraw your surrendered options at any time after the expiration date.

      Neither we nor any other person is obligated to inform you of any defects or irregularities in any change in election form that you may submit, and no one will be liable for failing to inform you of any defects or irregularities. We will determine, in our discretion, all questions as to the validity and form, including time of receipt, of change in election forms. Our determinations of these matters will be final and binding.

5.    ACCEPTANCE OF OPTIONS FOR EXCHANGE AND CANCELLATION; ISSUANCE OF NEW
      OPTIONS.

      We reserve the right to extend, terminate and amend this offer, and we also reserve the right to reject all requests for exchange at our discretion. However, we expect that we will accept all properly surrendered options and notify you of our acceptance on the date this offer expires. Once we have given our notice of acceptance, we will be deemed to have accepted all options that have been validly surrendered and not properly withdrawn.

      If we accept the options that you surrender for exchange in this offer, then you will not be granted any additional options during the six month and one day period after the expiration date of this offer to the date when we grant your new options. This is necessary to avoid incurring any compensation expense against our earnings because of accounting rules that could apply to interim option grants as a result of this offer.

      On the terms and subject to the conditions of this offer and as soon as practicable after the expiration date, we will: (1) cancel the surrendered options that you have not withdrawn and that we have accepted for surrender; and
(2) issue to you a promise to grant stock options on the new grant date. We expect you will receive your new option agreement within approximately three weeks after the grant date of the new options. You will not receive a grant of new options unless you are still employed or engaged as a non-employee director by us or one of our subsidiaries on both the date this offer expires and the date that the new options are granted.

6.    CONDITIONS OF THIS OFFER.

      We are not required to accept any options surrendered to us. We have reserved this right in an effort to protect the tax status of incentive stock options that are not surrendered, as further explained in the Frequently Asked Questions and Summary Term Sheet "Q.28 - What happens to my old options if I decide not to participate?" Additionally, we may terminate or amend this offer, or postpone our acceptance and cancellation of any options surrendered to us, in each case, subject to Rule 13e-4(f)(5) promulgated under the Exchange Act of 1934, as amended, if at any time before the expiration date, we determine that any of the following events has occurred, and, in our reasonable judgment, it is inadvisable for us to proceed with this offer:

      o any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

            (a) make it illegal for us to accept some or all of the surrendered options or to issue some or all of the new options or otherwise restrict or prohibit the completion of this offer or otherwise relate to this offer;

            (b) delay or restrict our ability, or render us unable, to accept the surrendered options for exchange or to issue new options for some or all of the surrendered options;

            (c) materially impair the benefits we believe we will receive from this offer; or

            (d) materially and adversely affect our business, condition (financial or other), income, operations or prospects;

      o there is any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; the declaration of a banking moratorium; or any suspension of payments in respect of banks in the United States, whether or not mandatory;

      o there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles which could or would require us to record a compensation expense against our earnings in connection with this offer for financial reporting purposes;

      o another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:

            (a) any person, entity or "group," within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, has acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group is formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or
                  Schedule 13G with the SEC on or before the date of this offer;

            (b) any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

            (c) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to our company; or

      o any change or changes occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that in our reasonable judgment is or may be material to us.

      The conditions to this offer are for our benefit. We may assert them in our discretion before the expiration date and we may waive them at any time and from time to time, whether or not we waive any other condition to this offer. If we don't exercise any of these rights, that does not mean that we waive them, and our waiver of any of these rights in some instances does not mean that we must waive them in other instances. Any determination we make concerning the events described in this section will be final and binding upon everyone.

7.    PRICE RANGE OF COMMON STOCK.

      Our common stock is quoted by The Nasdaq SmallCap Market under the symbol "SVCW". The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by The Nasdaq National Market for the period of August 25, 2000 through April 23, 2002 and the Nasdaq SmallCap Market for the period April 24, 2002 through August 15, 2002.

                                                                  High     Low
                                                                  ----     ---
 Fiscal Year 2002
    Quarter ended March 31.....................................  $0.95   $0.33
    Quarter ended June 30......................................  $0.55   $0.32
    Quarter ended September 30 (through August 15).............  $0.53   $0.31

 Fiscal Year 2001
    Quarter ended March 31.....................................  $4.875  $0.656
    Quarter ended June 30......................................  $1.06   $0.450
    Quarter ended September 30.................................  $0.780  $0.110
    Quarter ended December 31..................................  $0.60   $0.120

 Fiscal Year 2000
    Quarter ended September 30 (commenced trading August 25)...  $10.50  $7.00
    Quarter ended December 31..................................  $7.688  $2.50

      As of August 15, 2002, the last reported sale price of our common stock as quoted by The Nasdaq SmallCap Market was $0.36 per share.

      We recommend that you obtain current market quotations for our common stock before deciding whether to surrender any of your eligible options.

8.    SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

      CONSIDERATION. The new options will be exercisable for the same number of shares of common stock as the tendered options. For every one (1) option share that you surrender, you will receive an option to purchase one (1) share.

      40% of your new options will vest immediately upon grant and the remaining 60% will vest in equal annual installments over a two-year period as long as you continue to be an employee or non-employee director of ServiceWare or one of our subsidiaries.

      The exercise price of the new options will equal the closing price of a share of our common stock as quoted by The Nasdaq SmallCap Market or other principal exchange or market for our common stock on the date of grant, which will be the first business day that is at least six months plus one day after the expiration of this offer.

      As of August 1, 2002, there were issued and outstanding options to purchase 5,796,360 shares of our common stock that are eligible to participate in this offer. If all outstanding eligible options are exchanged, we will grant new options to purchase a total of 5,796,360 shares of our common stock. Assuming all of these options are issued, the common stock issuable upon exercise of the new options will equal approximately 24.1% of the total shares of our common stock outstanding as of August 1, 2002. We will issue all new options under the 2000 Stock Plan.

      TERMS OF NEW OPTIONS. We will enter into a new option agreement with each employee or non-employee director who surrenders options in this offer that we have accepted for exchange. The terms and conditions of the new options may vary from the terms and conditions of the options surrendered for exchange. Because we will not grant new options until the first business day that is at least six months plus one day after the expiration date of this offer, and the new options will have an exercise price equal to the closing price of a share of our common stock as quoted by The Nasdaq SmallCap Market or other principal exchange or market for our common stock on that date, we cannot know now what that price may be. The new options may have a higher exercise price than some or all of the surrendered options or they may have a lower price. By surrendering your old options, you accept the risk that your new exercise price may be higher than your old exercise price. The issuance of new options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits in lieu of stock options or give the recipients any right to remain employed or engaged as a non-employee director of ServiceWare or one of its subsidiaries.

      The following descriptions of the 1996 Stock Plan and the 2000 Stock Plan are summaries and are not complete. Complete information about the plans and the new options is included in the plans and the form of the new option agreement to be entered into between you and us. Each of the plans and the forms of stock option agreements are on file with the SEC as exhibits to the Schedule TO that was filed in connection with this offer. You can contact Carol Zangrilli to request copies of the plans and the form of the new option agreements. We will provide copies promptly and at our expense.

      1996 AMENDED AND RESTATED STOCK OPTION PLAN

      In December 1996, our board of directors adopted and our stockholders approved the 1996 Stock Plan. The 1996 Stock Plan amended and restated the ServiceWare, Inc. 1994 Stock Option/Stock Issuance Plan. In connection with our initial public offering in August 2000, no further grants were made under the 1996 Stock Plan, and any shares of common stock that were reserved pursuant to an option under the 1996 Stock Plan and which were later forfeited, became available for reissuance under the 2000 Stock Plan.

      As of August 1, 2002, we had options outstanding to purchase 323,435 shares of common stock under the 1996 Stock Plan.

      AWARDS. Awards previously granted under the 1996 Stock Plan are in the form of incentive stock options and nonqualified stock options.

      ELIGIBILITY. The individuals eligible to participate in the 1996 Stock Plan included our employees, members of our board of directors, advisors and consultants.

      ADMINISTRATION. The 1996 Stock Plan is administered by the Compensation Committee of our board of directors. The Compensation Committee is empowered to take all actions reserved for the board of directors under the 1996 Stock Plan, including, among other things: (i) interpreting the 1996 Stock Plan; (ii) prescribing, amending and rescinding rules and regulations to further the purposes of the 1996 Stock Plan; and (iii) making all other determinations necessary for the administration of the 1996 Stock Plan.

      SHARES SUBJECT TO THE 1996 STOCK PLAN. An aggregate of up to 1,512,500 shares of our common stock were reserved for issuance under the 1996 Stock Plan (including those shares issuable upon the exercise of grants under the ServiceWare, Inc. 1994 Stock Option/Stock Issuance Plan). No participant was permitted to receive grants of more than 425,000 shares of our common stock in any one calendar year under the 1996 Stock Plan.

      EXERCISE PRICE OF STOCK OPTIONS. The exercise price per share for each stock option was determined by our board of directors; provided, however, that the exercise price, in the case of incentive stock options, could not be less than 100% of the Fair Market Value of a share of common stock on the date of grant, or 110% of the Fair Market Value in the case of a stockholder deemed to be a 10% stockholder under Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). "Fair Market Value" for all options granted under the 1996 Stock Plan is defined generally as the closing price of a share of common stock on the date of grant as reported on The Nasdaq National Market or other securities exchange on which our common stock is traded.

      PURCHASE OF SHARES COVERED BY STOCK OPTIONS. The shares covered by a stock option may be purchased by cash, or, if permitted by our board of directors, by:
(i) the delivery of a promissory note in a form determined by the board of directors; (ii) tendering shares of our common stock held by the participant for at least six months; (iii) third-party cashless exercise transactions; or (iv) any other form of payment the board of directors may approve.

      TERMINATION OF STOCK OPTIONS. Subject to certain exceptions, all rights to exercise options will terminate on the first of the following to occur:

      (i) the scheduled expiration date as set forth in the applicable stock option agreement;

      (ii) 90 days following the date of termination of employment for any reason other than the participant's death or permanent disability (as defined in Section 22(e)(3) of the Internal Revenue Code); or

      (iii) 1 year following the date of termination of employment by reason of the participant's death or permanent disability (as defined in Section 22(e)(3) of the Internal Revenue Code).

      However, if service is terminated for cause, as defined in the 1996 Stock Plan, then all stock options held by a participant will cease to be exercisable on the date of termination.

      CHANGE OF CONTROL. If control of ServiceWare changes through, for example, an acquisition of more than 50% of the combined voting power of our stock by another person or company, or through a merger with another company, and the acquiror fails to assume or replace with equivalent awards all outstanding awards under the 1996 Stock Plan, then all outstanding options that have not vested prior to the change of control will immediately vest. In addition, any replacement options issued by the acquiror to any participant will vest if the participant is terminated without cause within 12 months after the change of control.

      ADJUSTMENTS TO REFLECT CAPITAL CHANGES. The number and kind of shares subject to outstanding grants and the exercise price applicable to stock options previously granted under the 1996 Stock Plan will be appropriately adjusted to reflect any stock dividend, stock split, combination or exchange of shares or other change in capitalization. The board of directors has the power and sole discretion to determine the nature and amount of the adjustment to be made in each case. The adjustment so made is final and binding on all participants.

      2000 STOCK INCENTIVE PLAN

      We adopted the 2000 Stock Plan in May 2000 to serve as the successor plan to our 1996 Stock Plan.

      As of August 1, 2002, we had options outstanding to purchase 5,724,025 shares of common stock under the 2000 Stock Plan, and there were 623,520 shares of common stock available for future grants under the 2000 Stock Plan.

      AWARDS. We may grant incentive stock options, nonqualified stock options or restricted stock under the 2000 Stock Plan.

      ELIGIBILITY. The individuals eligible to participate in our 2000 Stock Plan include our employees, members of our board of directors, advisors and any consultants we hire. As of the close of business August 1, 2002, we had approximately 69 employees (including 3 officers), 6 members of the board of directors, no advisors and one consultant.

      ADMINISTRATION. Our 2000 Stock Plan is administered by the Compensation Committee of our board of directors. The Compensation Committee determines which eligible individuals are to receive option grants or stock issuances under the 2000 Stock Plan, the time or times when the issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a nonqualified stock option under Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding.

      SHARES SUBJECT TO THE 2000 STOCK PLAN. The 2000 Stock Plan initially provided for a maximum share reserve of 2,000,000 shares plus any shares of our common stock covered by any unexercised portion of terminated stock options granted under our 1996 Stock Plan. This "fixed" reserve is automatically increased each January 1 by the lesser of 1,000,000 shares or 6.25% of the total number of outstanding shares of our common stock on the last trading day of December in the previous calendar year, unless the board of directors decides to increase the amount by a lesser number of shares. An automatic increase of 1,000,000 has previously occurred on each of January 1, 2001 and January 1, 2002. Shares of our common stock previously reserved for stock options granted under our 1996 Stock Plan and our 2000 Stock Plan which are forfeited prior to their exercise (or any restricted stock acquired and later forfeited) will again be subject to new grants under the 2000 Stock Plan. As of August 1, 2002, an aggregate of 2,507,545 shares of our Common Stock previously reserved for stock options under our 1996 Stock Plan, which were forfeited, have been added to the share reserve under the 2000 Stock Plan. At our Annual Meeting of Stockholders held on Tuesday, June 11, 2002, our stockholders approved amendments to the 2000 Stock Plan to: (i) increase the maximum aggregate number of shares of common stock available for issuance thereunder from 6,069,620 to 8,819,620 shares and to reserve an additional 2,750,000 shares of common stock for issuance in connection with awards granted under the 2000 Stock Plan; and (ii) increase the grant limit under the 2000 Stock Plan from 500,000 to 1,000,000 shares per participant per fiscal year.

      EXERCISE PRICE OF STOCK OPTIONS. The exercise price per share for each stock option is determined by our board of directors; provided, however, that such exercise price shall not, in the case of an incentive stock option, be less than 100% of the Fair Market Value of a share of common stock on the date of grant, or 110% of the Fair Market Value in the case of a stockholder deemed to be a 10% stockholder under Section 422 of the Internal Revenue Code. "Fair Market Value" for all options granted under the 2000 Stock Plan is defined generally as the closing price of a share of common stock on the date of grant as reported on The Nasdaq National Market, the Nasdaq SmallCap Market or other securities exchange on which our common stock is traded. If no sale of common stock shall have occurred on a date of grant, the closing price on the next preceding date on which there was a reported sale will be used to determine Fair Market Value.

      PURCHASE OF SHARES COVERED BY STOCK OPTIONS. The shares covered by a stock option may be purchased by cash, or, if permitted by our board of directors, by:
(i) the delivery of a promissory note in a form determined by the board of directors; (ii) tendering shares of our common stock held by the participant for at least six months; (iii) third-party cashless exercise transactions; or (iv) any other form of payment the board of directors may approve.

      TERMINATION OF STOCK OPTIONS. Unless otherwise determined by the board of directors, all rights to exercise stock options terminate on the first to occur of:

      (i) the scheduled expiration date as set forth in the applicable grant instrument;

      (ii) 90 days following the date of termination of employment for any reason other than the participant's death or permanent disability (as defined in Section 22(e)(3) of the Internal Revenue Code);

      (iii) 1 year following the date of termination of employment or provision of services by reason of the participant's death or permanent disability (as defined in Section 22(e)(3) of the Internal Revenue
            Code); or

      (iv) as may be otherwise provided in the event of a change of control as defined in the 2000 Stock Plan.

      However, if service is terminated for cause, as defined in the 2000 Stock Plan, then all stock options held by a participant will cease to be exercisable on the date of termination.

      CHANGE OF CONTROL. If control of ServiceWare changes through, for example, an acquisition of more than 50% of the combined voting power of our stock by another person or company, or through a merger with another company, and the acquiror fails to assume or replace with equivalent awards all outstanding awards under the 2000 Stock Plan, then all outstanding options that have not vested prior to the change of control will immediately vest and the restrictions on any restricted stock that have not lapsed before the change of control will immediately lapse. In addition, any replacement options issued by the acquiror to any participant will vest, and any restrictions on any replacement restricted stock issued to such participant will lapse, if the participant is terminated without cause within 12 months after the change of control. In the event the acquiror issues replacement options and replacement restricted stock, then 50% of the outstanding options that have not vested prior to the change of control will immediately vest and the restrictions on 50% of restricted stock that have not lapsed before the change of control should immediately lapse, such acceleration and lapsing to be applied pro rata among participants.

      ADJUSTMENTS TO REFLECT CAPITAL CHANGES. The number and kind of shares subject to outstanding grants and awards, the exercise price applicable to stock options previously granted, and the number and kind of shares available subsequently to be granted under the 2000 Stock Plan will be appropriately adjusted to reflect any stock dividend, stock split, combination or exchange of shares or other change in capitalization with a similar substantive effect upon the 2000 Stock Plan or grants under the 2000 Stock Plan. The board of directors has the power and sole discretion to determine the nature and amount of the adjustment to be made in each case. The adjustment so made is final and binding on all participants.

      TAX CONSEQUENCES. You should refer to Section 13 below for a discussion of the material United States federal income tax consequences of the new options and the eligible options, as well as the consequences of this offer. We recommend that you consult with your own tax advisor to determine the specific tax consequences of this offer to you.

9.    INFORMATION ABOUT SERVICEWARE; SUMMARY FINANCIAL INFORMATION; RISK FACTORS

      Our principal corporate offices are located at 333 Allegheny Avenue, Suite 301 North, Oakmont, Pennsylvania 15139. Our common stock is listed on The Nasdaq SmallCap Market under the symbol "SVCW".

      See "Additional Information" in Section 16 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

      FINANCIAL INFORMATION: The information set forth on pages 30 through 52 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and the information set forth on pages 2 through 10 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 are incorporated herein by reference.


SUMMARY FINANCIAL INFORMATION

      The selected summary consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 2001, as amended, and our Quarterly Report on Form 10-Q for the period ended June 30, 2002. The consolidated statements of operations data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000 and 2001 are derived from our audited consolidated financial statements incorporated herein by reference. The consolidated statements of operations data for the three months ended June 30, 2001 and 2002 and the balance sheet data as of June 30, 2002 are derived from our unaudited consolidated financial statements incorporated herein by reference. In the opinion of our management, the unaudited consolidated statements of operations data for the three months ended June 30, 2001 and 2002 and the unaudited consolidated balance sheet data as of June 30, 2002 have been prepared on the same basis as the audited consolidated financial statements, and reflect all normal recurring adjustments considered necessary to present fairly the information set forth therein. The historical results of operations are not necessarily indicative of the operating results to be expected in the future.


                                                     For the
                                                     quarter      For the year ended
                                                     ended           December 31,
                                                 -------------    ------------------
                                                 June 30, 2002     2001         2000
                                                 -------------    -------     --------
                                                 (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA
(Prior year amounts restated)

Revenue
  Licenses .......................................   $  1,418     $  5,912    $ 11,168
  Services .......................................      1,526        6,453       6,632
                                                     --------     --------    --------
Total revenues ...................................      2,944       12,405      17,800

Cost of revenues
  Cost of licenses ...............................        313        2,685       1,415
  Cost of services ...............................        859        8,726       8,827
                                                     --------     --------    --------

      Total cost of revenues .....................      1,172       11,411      10,242
                                                     --------     --------    --------
Gross margin .....................................      1,772          995       7,558

Operating expenses
  Sales and marketing ............................      1,265       13,579      16,596
  Research and development .......................        675        6,345       4,404
  General and administrative .....................        779        3,631       3,456
  Intangible assets amortization .................        100        4,828       5,059
  Restructuring and other non-recurring charges ..       (363)       4,547         426
                                                     --------     --------    --------
      Total operating expenses ...................      2,456       32,930      29,941
                                                     --------     --------    --------
Loss from operations .............................       (684)     (31,935)    (22,383)

Other income (expense), net ......................       (158)         449         602
                                                     --------     --------    --------
Net loss from continuing operations ..............   $   (842)    $(31,486)   $(21,781)

Net income from discontinued operations ..........       --          1,240       2,005
Net gain from disposal of a business segment .....       --            532        --
                                                     --------     --------    --------
Net loss .........................................   $   (842)    $(29,714)   $(19,776)
                                                     ========     ========    ========
  Net loss per common share, basic and diluted
    Continuing operations ........................   $  (0.04)    $  (1.30)   $  (1.65)
    Discontinued operations ......................       --           0.07        0.15
                                                     --------     --------    --------
    Net loss per share ...........................   $  (0.04)    $  (1.23)   $  (1.50)
                                                     ========     ========    ========
  Shares used in computing per share amounts .....     23,910       24,220      13,179
                                                     ========     ========    ========

                                                As of        As of December 31,
                                           June 30, 2002     2001         2000
                                           -------------     ----         ----
                                                       (in thousands)
BALANCE SHEET DATA:

Cash & cash equivalents and investments.....   $  4,379    $  4,790    $ 25,764
Working capital ............................      2,686         636      21,837
Total assets ...............................     12,241      13,886      47,072
Outstanding debt including capital leases ..      1,047         451         596
Deficit ....................................    (69,070)    (66,680)    (36,966)
Stockholders' equity .......................      6,359       6,310      34,569

RISK FACTORS

      Participation in this offer involves a number of potential risks, including those described below. The risks described below and the risk factors under the heading entitled "Additional Factors That May Affect Future Results" in our Annual Report on Form 10-K for the year ended December 31, 2001, as amended, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on April 1, 2002, April 30, 2002 and August 8, 2002, respectively, highlight the material risks of participating in this offer. You should carefully consider these risks and we encourage you to speak with an investment and tax advisor as necessary before deciding whether or not to request that we exchange any of your options in this offer. In addition, we strongly urge you to read the rest of these materials for a fuller discussion of the risks that may apply to you before deciding whether or not to request that we exchange any of your options in this offer.

ECONOMIC RISKS OF PARTICIPATING IN THIS OFFER

IF OUR STOCK PRICE INCREASES AFTER THE DATE YOU SURRENDER YOUR EXISTING OPTIONS, YOUR SURRENDERED OPTIONS MIGHT HAVE BEEN WORTH MORE THAN THE NEW OPTIONS THAT YOU RECEIVE IN EXCHANGE FOR THEM.

      The exercise price of any new options granted to you in return for your surrendered options will be the fair market value of a share of common stock on the date of grant, as determined by the closing price reported by The Nasdaq SmallCap Market or other principal exchange or market for our common stock on the date of grant. You will be at risk of any such increase in our common stock price before the grant date of the new options for these or any other reasons. Before the date we grant the new options, our shares could increase (or decrease) in value, and the exercise price of the new options could be higher (or lower) than the exercise price of options you choose to have cancelled as part of this offer. Among the factors that could cause our stock price to increase (or decrease) are:

      o     quarterly variations in our operating results;

      o changes in revenue or earnings estimates or publication of research reports by analysts;

      o     speculation in the press or investment community;

      o strategic actions by us or our competitors, such as acquisitions or restructurings;

      o     general market conditions; and

      o domestic and international economic factors unrelated to our performance.

IF YOU PARTICIPATE IN THIS OFFER, YOU WILL NOT BE ELIGIBLE TO RECEIVE ANY OPTION GRANTS UNTIL MARCH 31, 2003 AT THE EARLIEST.

      Employees are generally eligible to receive option grants at any time that the board of directors or Compensation Committee chooses to make them. However, if you participate in this offer, you will not be eligible to receive any option grants until March 31, 2003 at the earliest because of potentially adverse accounting consequences to us if we grant options to you earlier.

IF YOUR EMPLOYMENT OR ENGAGEMENT AS A NON-EMPLOYEE DIRECTOR WITH US OR ONE OF OUR SUBSIDIARIES TERMINATES BEFORE THE GRANT OF THE NEW OPTIONS, YOU WILL RECEIVE NEITHER A NEW OPTION NOR THE RETURN OF YOUR SURRENDERED OPTION.

      Once your option is surrendered and accepted by us, it is gone for good. Accordingly, if your employment or engagement as a non-employee director with us or one of our subsidiaries terminates for any reason before the grant date of the new options, you will have the benefit of neither the surrendered option nor the new options. The new options will be granted on the first business day that is least six months plus one day after the expiration date of this offer.

THE LIQUIDITY OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED IF WE ARE DELISTED FROM THE NASDAQ SMALLCAP MARKET

      In the event that we are delisted from the Nasdaq SmallCap Market, we would attempt to have our common stock traded on the OTC Bulletin Board. A delisting from the Nasdaq SmallCap Market may have a material adverse effect on our stock price and our ability to raise capital through the issuance of additional equity. A delisting from the Nasdaq SmallCap Market will also make us ineligible to use Form S-3 to register shares of our common stock with the Securities and Exchange Commission, therefore, making it more expensive to register shares of our common stock. In the event our common stock is delisted from the Nasdaq SmallCap Market, it would become subject to certain securities law restrictions requiring broker/dealers who recommend low-priced securities to persons (with certain exceptions) to satisfy special sales practice requirements, including making an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction. The securities laws also require additional disclosure in connection with any trades involving low-priced stocks (subject to certain exceptions), including the delivery, prior to any transaction, of a disclosure schedule explaining the market for such stocks and the associated risks. These requirements could severely limit the market liquidity of our common stock and your ability to sell the common stock in the secondary market.

UNITED STATES TAX-RELATED RISKS OF RECEIVING AND PARTICIPATING IN THIS OFFER

YOUR NEW OPTION MAY BE A NONQUALIFIED STOCK OPTION, WHEREAS YOUR SURRENDERED OPTION MAY HAVE BEEN AN INCENTIVE STOCK OPTION.

      If your surrendered option was an incentive stock option, your new option will be an incentive stock option, but only to the extent it qualifies under the Internal Revenue Code. For options to qualify as incentive stock options, the value of shares subject to the options and any other incentive stock options issued by us that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the value of the shares on the grant date. It is possible that by participating in this exchange, your options will exceed this limit and will be treated as nonqualified stock options to the extent of that excess. In general, nonqualified stock options may be less favorable to you from a tax perspective.

EVEN IF YOU CHOOSE NOT TO PARTICIPATE IN THIS OFFER, YOUR INCENTIVE STOCK OPTIONS MAY BE AFFECTED.

      We believe that this offer will not change the U.S. federal income tax treatment of subsequent exercises of your incentive stock options (and sales of shares acquired upon exercise of such options) if you do not participate in this offer. However, there is a risk that the IRS may characterize this offer as a "modification" of your eligible incentive stock options, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which another company's option exchange program was characterized as a "modification" of any incentive stock option that could be exchanged (whether or not it was exchanged). This does not necessarily mean that our offer will be viewed the same way, and, in fact, we believe that we have structured this offer so as to mitigate this risk. Private letter rulings issued by the IRS contain the IRS's opinion regarding only the specific facts presented by a specific person or company. We therefore do not know if the IRS will assert the position that our offer constitutes a "modification" of incentive stock options that can be surrendered. A successful assertion by the IRS of this position could extend the options' requisite holding periods to qualify for favorable tax treatment and could also convert some incentive stock options into nonqualified stock options.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

      A list of our directors and executive officers, including their positions, offices held and beneficial ownership of our common stock and options, is attached to this offer as Schedule A. All full-time and part-time employees and our non-employee directors, including our executive officers are eligible to participate in this offer. In the aggregate, our directors and officers hold options to purchase an aggregate of 4,190,250 shares of our common stock, or 69.3% of the total options outstanding to purchase shares of our common stock as of August 1, 2002.

      Other than as described below, there have been no agreements, arrangements or understandings between us and any other person involving the options or our common stock during the 60 days prior to this offer, and there are no such currently proposed agreements, arrangements or understandings other than this offer:

      o Pursuant to the terms of a binding commitment letter signed on April 1, 2002, we entered into a Note Purchase Agreement on May 6, 2002, as amended on June 19, 2002, with Thomas Unterberg, a member of our Board of Directors, C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P., C.E. Unterberg, Towbin Private Equity Partners II, L.P., certain other entities affiliated with Mr. Unterberg and other investors pursuant to which we issued and sold to such investors in two separate closings, 10% convertible promissory notes for an aggregate principal amount of $3,250,000. The promissory notes bear interest at 10% per annum payable semi-annually, at our option, in cash, or in additional promissory notes or a combination of cash and such additional promissory notes. The promissory notes are due and payable within eighteen months of the applicable closing date, at which time, unless earlier converted, the notes shall be repaid at 100% of the principal amount, plus accrued and unpaid interest. The promissory notes are convertible at any time, at the option of the investors, into shares of our common stock.

            At the first closing on May 6, 2002, we issued promissory notes to the investors for the aggregate principal amount of $1,425,000. At the second closing on June 19, 2002, we issued promissory notes to the investors for the aggregate principal amount of $1,825,000.

            The conversion price of the promissory notes is equal to $0.30 per share.

            In connection with the issuance of the promissory notes, we entered into a registration rights agreement pursuant to which we agreed to register for resale by the investors the common stock, if issued, underlying the promissory notes. On June 19, 2002, we filed a registration statement on Form S-3 relating to the resale of the common stock underlying the promissory notes. We are required to cause the registration statement to be declared effective by September 19, 2002. If this effective date is not met or if the registration statement's effectiveness lapses, we will be required to pay to the investors, in either cash or notes, an amount equal to 5% per annum of the principal amount of the promissory notes and additional promissory notes.

            The Note Purchase Agreement required us to pay the placement agent, C.E. Unterberg, Towbin, an aggregate cash fee of $250,000, $125,000 of which was paid on the date of the first closing, and the remaining $125,000 was paid on the date of the second closing. Mr. Unterberg currently serves as a managing member of the general partner of each of C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P. and C.E. Unterberg, Towbin Private Equity Partners II, L.P., and is the Chairman of the placement agent. Without regard to the shares obtainable upon conversion of the promissory notes, Mr. Unterberg and entities affiliated with Mr. Unterberg beneficially own an aggregate of approximately 22% of our common stock.

      In addition, neither we nor, to the best of our knowledge, any of our directors or executive officers, nor any of our affiliates or affiliates of our directors or executive officers, engaged in transactions involving the options or our common stock during the 60 days prior to this offer, with the following exceptions:

      o Our executive officers and directors are eligible to participate in this offer.

      o Our executive officers are eligible to make periodic purchases pursuant to the provisions of our employee stock purchase plan.

11. STATUS OF OPTIONS ACQUIRED BY US IN THIS OFFER; ACCOUNTING CONSEQUENCES OF THIS OFFER.

      We believe that we can accomplish our goals of providing option holders with the benefit of choosing whether they want to receive options that over time may have a greater potential to increase in value without recording additional current or future compensation expense solely as a result of this offer because:

      o we will not grant any new options until the first business day that is at least six months plus one day after the expiration date of this offer;

      o the exercise price of all new options will at least equal the per share market value of our common stock on the date we grant the new options; and

      o we will not grant any new options to an option holder that participates in this offer unless that person tenders all options that have been granted to that option holder within six months before the commencement date of this offer and that have an exercise price lower than the option with the highest exercise price tendered or as otherwise required under applicable accounting rules.

      Eligible options that are surrendered in connection with this offer will be cancelled if accepted for exchange. The shares of common stock underlying cancelled eligible options that had been granted under the 1996 Stock Plan and the 2000 Stock Plan will be returned to the pool of shares available for grants of new awards or options under the applicable plan.

12.   LEGAL MATTERS; REGULATORY APPROVALS.

      We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by this offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the options as described in this offer. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to delay the exchange of options surrendered to us. We cannot assure you that we would be able to obtain any required approval or take any other required action.

13.   MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

      The following is a general summary of the material federal income tax consequences of the exchange of old options for new options pursuant to this offer under the federal income tax laws of the United States. This discussion is based on the tax laws as of this date, which are subject to change, possibly on a retroactive basis. This information may be out of date at the time that you tender your old options, receive your new options, exercise your options and/or sell the shares you acquire on such exercise. This discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of employees or non-employee directors. Except as specifically set forth below, this summary does not address the tax consequences that may arise upon the sale of shares acquired by an option holder under an option or upon the payment of any dividend on such shares. Further, this summary does not address the tax consequences that may arise as a result of a gift or other disposition (other than by sale) of shares acquired by an option holder under an option.

      We recommend that you consult with your own tax advisor with respect to the tax consequences in your country of residence of participating in the offer to exchange, as well as any other federal, state, local or foreign tax consequences that may be applicable to you as a result of participating in the offer to exchange. Moreover, if you are a citizen or resident of a country other than the country in which you work, or are subject to the tax laws of more than one country, or change your residence or citizenship during the term of the options, the information contained below may not be applicable to you. ALL PARTICIPANTS SHOULD CONSIDER OBTAINING PROFESSIONAL ADVICE REGARDING THE APPLICABILITY OF TAX LAWS.

      EXCHANGE OF OPTIONS. Option holders who surrender existing options for new options should not be required to recognize income for federal income tax purposes upon the cancellation of existing options or upon the grant of the new options. We believe that the cancellation of existing options and the grant of the new options will be treated as a non-taxable exchange.

      Please note that through these materials, we are asking you whether you would like to make us an offer to exchange your options on the terms described in these materials, and that we have the right to reject any such offer that you may make to us. In 1991, the IRS issued a private letter ruling in which another company's option exchange program was characterized as a "modification" of any incentive stock option that could be exchanged (whether or not it was exchanged). We believe that we have structured this offer so as to mitigate the risk that the IRS would make a similar assertion with respect to this offer. However, we do not know if the IRS will assert the position that our solicitation of requests constitutes a "modification" of incentive stock options that can be surrendered. A successful assertion by the IRS of this position could extend the options' requisite holding periods to qualify for favorable tax treatment and could also convert some incentive stock options into nonqualified stock options.

      INCENTIVE STOCK OPTIONS. You will not have income upon the grant of an incentive stock option. Also, except as described below, you will not have income when you exercise an incentive stock option if you have been employed by ServiceWare or its corporate parent or majority-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date you exercise the option. If you have not been so employed during that time, then you will be taxed as described below under "Nonstatutory Stock Options."

      You will have income if you sell stock acquired under an incentive stock option at a profit (your sales proceeds exceed your exercise price). The type of income will depend on when you sell the stock. If you sell the stock more than two years after the option was granted and more than one year after you exercised the option, then all of your profit will be long-term capital gain. If you sell the stock prior to satisfying these waiting periods, then you will have engaged in a disqualifying disposition and a portion of your profit will be ordinary income and a portion may be capital gain. Upon a disqualifying disposition, you will have compensation income equal to the lesser of:

      o the value of the stock on the day you exercised the option less your exercise price; and

      o     your profit.

      If your profit exceeds the compensation income, then the excess profit will be capital gain. This capital gain will be long-term if you have held the stock for more than one year and otherwise will be short-term.

      If you sell the stock at a loss (your sales proceeds are less than your exercise price), then the loss will be a capital loss. This capital loss will be long-term if you have held the stock for more than one year and otherwise will be short-term.

      The alternative minimum tax treatment of incentive stock options differs from their treatment under the regular tax. You will have income for alternative minimum tax purposes when you exercise an incentive stock option. In many cases, this income will require you to pay taxes even though you have not sold the stock. In certain situations, you may be able to credit some of the alternative minimum tax you paid against your future regular taxes. The application of the alternative minimum tax and the use of any credit are complicated and depend upon your personal circumstances. We suggest that you consult your tax advisor.

      NONSTATUTORY STOCK OPTIONS. You will not have income upon the grant of a nonstatutory stock option. You will have compensation income when you exercise a nonstatutory stock option equal to the value of the stock on the day you exercised the option less your exercise price. When you sell the stock, you will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day you exercised the option. This capital gain or loss will be long-term if you have held the stock for more than one year and otherwise will be short-term.

      PAYMENT OF EXERCISE PRICE WITH STOCK. The 2000 Stock Plan permits you to pay the exercise price of an option with certain ServiceWare stock having a value equal to the exercise price. While this will not alter the tax treatment of the option exercise, it will alter the calculation of your income when you ultimately sell the stock. You will not have income with respect to the stock used to pay the exercise price even if you otherwise would have had income if you sold the stock. The payment of the exercise price with stock acquired under an incentive stock option or under our employee stock purchase plan, however, can be a disqualifying disposition, resulting in income to you. We suggest that you consult your tax advisor if you intend to pay the exercise price with stock.

      TAX RATES. Long-term capital gain will be subject to lower tax rates than short-term capital gain and compensation income. Compensation income will also be subject to a medicare tax and a social security tax, as applicable. Until January 1, 2003, however, the Internal Revenue Service has imposed a moratorium on the imposition of medicare and social security taxes upon the exercise and sale of stock acquired under an incentive stock option. Your actual tax rates will depend upon your personal circumstances.

      WITHHOLDING. If you are our employee, then your compensation income will be subject to withholding for income, medicare and social security taxes, as applicable. Until January 1, 2003, however, the Internal Revenue Service has imposed a moratorium on the withholding of income, medicare and social security taxes upon the exercise and sale of stock acquired under an incentive stock option. We will require you to make arrangements to satisfy this withholding obligation.

      TAX CONSEQUENCES TO US. There will be no tax consequences to us except that we will be entitled to a deduction when you have compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Internal Revenue Code.

      WE STRONGLY RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

14.   EXTENSION OF THIS OFFER; TERMINATION; AMENDMENT.

      Although we currently have no intention of extending the period of time during which this offer is open, we have the right to do so at any time by notifying you of the extension.

      Before the expiration date, we may postpone accepting and canceling any eligible options if any of the conditions specified in Section 6 occur. In order to postpone, we must notify you of the postponement and give notice of the postponement to the option holders. Our right to delay accepting and canceling eligible options is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act of 1934, as amended, which requires that we must pay the consideration offered or return the surrendered options promptly after we terminate or withdraw this offer.

      We may amend this offer at any time by notifying you of the amendment. If we extend the length of time during which this offer is open, the amendment must be issued no later than 9:00 a.m., New York Time, on the next business day after the last previously scheduled or announced expiration date. Any announcement relating to this offer will be sent promptly to option holders in a manner reasonably designed to inform option holders of the change.

      If we materially change the terms of this offer or the information about this offer, or if we waive a material condition of this offer, we will extend this offer to the extent required by Rule 13e-4(d)(2) and Rule 13e-4(e)(3) promulgated under the Exchange Act of 1934, as amended. Under these rules, the minimum period an offer must remain open after material changes in the terms of this offer or information about this offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to increase or decrease what we will give you in exchange for your options, we will give you notice of the action. If this offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we will also extend this offer for a period of ten business days after the date the notice is published.

15.   FEES AND EXPENSES.

      We will not pay any fees or commissions to any broker, dealer or other person for asking option holders whether they would like to surrender their eligible options under this offer.

16.   ADDITIONAL INFORMATION.

      This offer is a part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to surrender your eligible options:

      (a) our annual report on Form 10-K for our fiscal year ended December 31, 2001, filed with the SEC on April 1, 2002, and as amended and filed with the SEC on April 30, 2002;

      (b)   our definitive proxy materials, filed with the SEC on May 14, 2002;

      (c) our quarterly report on Form 10-Q for our fiscal quarter ended June 30, 2002, filed with the SEC on August 8, 2002; and

      (d) the description of our common stock included in our registration statement on Form 8-A, filed with the SEC on April 10, 2000, including any amendments or reports we file for the purpose of updating that description.

      The SEC file number for these filings is 000-30277. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference room:

                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

      You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

      Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

      Our common stock is quoted by The Nasdaq SmallCap Market under the symbol "SVCW", and our SEC filings can be read at the following Nasdaq address:

                             Nasdaq Operations
                             1735 K Street, N.W.
                             Washington, D.C. 20006

      We will also provide without charge to each person to whom we deliver a copy of these materials, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

                             ServiceWare Technologies, Inc.
                             333 Allegheny Avenue
                             Oakmont, PA 15139-2066
                             Attn: Carol Zangrilli

or by telephoning Ms. Zangrilli at (412) 826-1158 ext. 1370 between the hours of 9:00 a.m. and 5:00 p.m., New York Time.

      As you read the documents listed in this Section, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer, you should rely on the statements made in the most recently dated document.

      The information contained in this offer should be read together with the information contained in the documents to which we have referred you.

17.   MISCELLANEOUS.

      If at any time, we become aware of any jurisdiction where the making of this offer violates the law, we will make a good faith effort to comply with the law. If we cannot comply with the law, this offer will not be made to, nor will exchanges be accepted from or on behalf of, the option holders residing in that jurisdiction.

                                   SCHEDULE A

                       INFORMATION ABOUT THE DIRECTORS AND
              EXECUTIVE OFFICERS OF SERVICEWARE TECHNOLOGIES, INC.

      The directors and executive officers of ServiceWare Technologies, Inc., their positions and offices held, and their beneficial ownership of our common stock and options as of August 1, 2002 are set forth in the following table:


                                                               Shares of
                                                             Common Stock
                                                              Underlying                        Shares of          Percent of
                                                                Options       Percent of       Common Stock          Total
                                                             Beneficially    Total Options     Beneficially       Common Stock
Name                   Position and Offices Held               Owned (#)     Outstanding(1)      Owned          Outstanding(2)
-------------------    ----------------------------------    ------------    --------------    ------------     --------------
Thomas Unterberg(3)    Chairman of the Board                   289,125           4.8%            5,339,497           22.2%
George Goodman         Director                                225,000           3.7%               --                0.0%
Robert Hemphill        Director                                285,000           4.7%               --                0.0%
Bruce Molloy           Director                                379,125           6.3%            1,406,341            5.8%
Tim Wallace            Director                                462,000           7.6%             132,000             0.5%
Kent Heyman            President, Chief Executive Officer    1,300,000          21.5%             500,000             2.0%
                        and Director
Scott Schwartzman      Chief Operating Officer and             950,000          15.7%             375,000             1.5%
                        Treasurer
Richard Liebman        Chief Financial Officer                 300,000           5.0%               --                0.0%
                        and Secretary
                                                             ----------------------------------------------
                                                             4,190,250          69.3%            7,752,838
                                                             ==============================================

(1)   Based on 6,047,460 options outstanding as of August 1, 2002.

(2) Applicable percentage of ownership for each holder is based on 24,017,790 shares of Common Stock outstanding on August 1, 2002, plus any Common Stock equivalent and presently exercisable stock options or warrants held by each such holder, and options or warrants held by each such holder which will become exercisable within 60 days after August 1, 2002.

(3) Excludes shares of Common Stock issuable upon conversion of those certain promissory notes issued pursuant to the Note Purchase Agreement dated May 6, 2002, as amended on June 19, 2002.


      The business address and telephone number of each director and executive officer is: c/o ServiceWare Technologies, Inc., 333 Allegheny Avenue, Suite 301 North, Oakmont, Pennsylvania 15139.

                                                                  Exhibit (a)(2)


                      [ServiceWare Technologies, Inc. Logo]
                                                                 August 28, 2002

Dear Colleague:

      As you may be aware, the Company is contemplating a stock option exchange program. The materials that accompany this letter explain this program in detail and provide the necessary paperwork for you to participate.

      We are offering you the opportunity to ask us to exchange your current stock options for new options that we anticipate will be granted and priced in March 2003. This exchange offer was designed to address the current challenging market conditions and to re-align our option exercise prices with the market price of our common stock. While we believe the terms of the exchange offer are fair and we urge you to consider the offer carefully, you are in no way obligated to request that your options be exchanged. It is entirely up to you. We recognize that your decision is an individual one that should be based on a variety of factors, and we encourage you to consult with your personal legal and financial advisors to determine your best course of action.

      As you know, ServiceWare has always believed that stock options play an important role in the compensation of its employees and directors, uniting the Company in the spirit of common ownership. We all benefit from a strong valuation. However, it is clear that the last year has been very challenging, and that a combination of internal and external forces have negatively impacted our stock price. This has been disappointing to all of us, and has resulted in a situation where the vast majority of our stock options are priced significantly above our current stock price.

      The stock option exchange program is designed to help restore the upside in your options. By giving our optionholders an opportunity to request that we cancel their old "underwater" options in exchange for new options that may have a lower exercise price, we can hopefully create greater value in the options.

      Should you choose to participate in this program, you may offer for exchange any or all of your current stock options.

      This program applies only to options issued from our 1996 Amended and Restated Stock Option Plan and our 2000 Stock Incentive Plan, and does not apply to shares that you may have purchased on your own in the open market or that you may have purchased through our Employee Stock Purchase Plan or shares acquired upon the exercise of options.

      Attached to this letter is a general outline of how this program works. Again, we hope you give this program serious consideration. It is designed to help restore the inherent value and upside in your option grants, and to better position you to share in the growth that we are all working together to create.

                                       Sincerely,

                                       /s/ Kent Heyman

                                       Kent Heyman
                                       President and Chief Executive Officer

ServiceWare Technologies, Inc. Stock Option Exchange Program:


Stock options can be exchanged at a rate of one-for-one. That is, for every one
(1) share of an option you exchange, you will receive a new option for one (1) share. For example, if you exchange an option for 500 shares you will receive an option for 500 shares exercisable at the fair market value of our common stock on the date the new option is granted to you. If we implement a reverse stock split, such share numbers shall be adjusted accordingly.

o If you request that we exchange any options under this program, you must request that we exchange the entire amount of the applicable grant. For example, if you were granted an option to acquire 1,500 shares on January 15, 2002 that you wish to exchange, you must request that we exchange that grant in its entirety (that is, all 1,500 shares), rather than just a portion of it.

o If you decide to request that we exchange any of your eligible options, then you must request that we exchange all of the options that you received after February 28, 2002 that have a lower exercise price than the highest exercise price of the options that you choose to tender1. This requirement is due to complex accounting rules.

o Should you participate, your new options will be issued on the first business day that is at least six months plus one day from the date your original options are cancelled and will have an exercise price equal to the fair market value of our common stock at the time the new option is granted. You will not, however, receive your new option if you are not employed or engaged as a non-employee director by ServiceWare or one of our subsidiaries on both the date this offer expires and on the date of the new option grant.

o Options issued under this program will vest as follows: 40% will vest immediately upon grant and the remaining 60% will vest in equal annual installments over a two year period. Vesting of the surrendered grant will not count towards the new vesting schedule.

For your information, this type of plan has been offered to employees and directors in other companies after similar stock price declines. Shareholders have generally accepted these plans and, to our knowledge, those companies' stock prices haven't been negatively impacted when the exchange plan meets certain parameters, all of which are features of this plan, including:

o No increase in total options outstanding (as a result of the one-for-one share exchange ratio),

o No charge to quarterly earnings (by having the holders wait at least six months plus one day to receive the new options--which will be priced at that time--and by requiring the exchange of lower priced options granted within the prior six months, the Company will avoid a charge to earnings), and

o     Meaningful vesting for new options.

--------
1 We use the word "tender" because this word has special legal meaning. "Tender" describes what you are doing when you request that we exchange your old options for new options pursuant to the Offer to Exchange. When you "tender" your options you will no longer have any rights to them if we accept them at the end of the offering period.

To participate in this program, please read the enclosed materials, including the exchange offer document and the risks described in that document, and then sign and return the election form by September 30, 2002. YOU WILL NOT BE ABLE TO PARTICIPATE IN THIS PROGRAM IF YOU DO NOT RETURN YOUR ELECTION FORM BY SEPTEMBER 30, 2002. If you have any questions or would like more information, please contact Rick Liebman, ServiceWare Technologies, Inc., 33 Wood Avenue South, 7th Floor, Iselin, NJ 08830, telephone: (732) 494-5980 ext. 3131, e-mail: rliebman@serviceware.com or Carol Zangrilli, ServiceWare Technologies, Inc., 333 Allegheny Avenue, Oakmont, PA 15139-2066, telephone: (412) 826-1158 ext. 1370, e-mail: czangrilli@serviceware.com.

                                                                  Exhibit (a)(3)


                         SERVICEWARE TECHNOLOGIES, INC.

                                  ELECTION FORM

Check one of the two boxes below and provide information accordingly.

|   |    Yes, I choose to participate in the Offer to Exchange:

      I have written in the table below the options that I wish to offer for exchange (the "Selected Options") subject to the terms and conditions of the Offer to Exchange Outstanding Stock Options held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc. dated August 28, 2002 (the "Offer to Exchange"). I acknowledge that I have received a list of all of my options of ServiceWare Technologies, Inc.

      If I participate in the Offer to Exchange, I understand that I am also required to tender* for exchange those options granted to me after February 28, 2002 that have an exercise price lower than the highest exercise price of Selected Options I am tendering (the "Required Options"). Accordingly, the table of Selected Options also includes all of my Required Options.

      I understand that if my offer to exchange Selected Options is accepted I will:

      (1) have no right, title or interest to my Selected Options listed in the table below and any Required Option(s) (whether or not listed on the table below), and any agreements, certificates or other documentation evidencing these option grant(s), will be void and of no further effect; and

      (2) receive a new option to purchase one share of common stock for every one share of common stock I have surrendered, subject to the terms of the Offer to Exchange.

      In addition, I am making the representations and acknowledgements to ServiceWare Technologies, Inc. that are attached as Exhibit A to this Election Form.


Grant Date                Number of Selected          Exercise Price of
of Selected Option        Option Shares (1)           Selected Option

------------------        ------------------          ------------------

------------------        ------------------          ------------------

------------------        ------------------          ------------------

------------------        ------------------          ------------------

------------------        ------------------          ------------------

(1) If you tender* a Selected Option you must tender all the shares covered by that option. You cannot exchange only some of the shares covered by an option, and if you list only part of a Selected Option above, we will treat it as though you tendered all the shares covered by the option.

|   |    No, I choose not to participate in the Offer to Exchange:

         I do not wish to offer any of my options for exchange.

--------
* We use the word "tender" because this word has special legal meaning. "Tender" describes what you are doing when you request that we exchange your Selected and Required Options for new options as described in the Offer to Exchange. When you "tender" your Selected Options and Required Options, you will no longer have any rights to the Selected Options and Required Options if we accept them at the end of the offering period.

      Please complete and sign this form and return it by hand delivery, mail or fax to Carol Zangrilli at ServiceWare Technologies, Inc., 333 Allegheny Avenue, Oakmont, PA 15139-2066, Telephone: (412) 826-1158 ext. 1370; facsimile: (412)
826-0577. WE MUST RECEIVE THIS ELECTION FORM BY NO LATER THAN 9:00 A.M., NEW YORK TIME, ON SEPTEMBER 30, 2002. IF YOU MISS THIS DEADLINE, YOU
WILL NOT BE PERMITTED TO PARTICIPATE IN THIS OFFER.



Date:           , 2002                 -----------------------------------------
      ----------                       Signature

                                       -----------------------------------------
                                       Name (please print)

                                       -----------------------------------------
                                       Social Security No. or Tax ID No.

                                       -----------------------------------------
                                       Telephone No. during Working Hours

                                                                       EXHIBIT A



To: ServiceWare Technologies, Inc.


      I am requesting that ServiceWare Technologies, Inc. exchange the Selected Options indicated on the attached Election Form under the terms described in the Offer to Exchange dated August 28, 2002. In addition to the representations and acknowledgements by me in the Election Form, I hereby represent and acknowledge the following to ServiceWare Technologies, Inc.:

      o Any Selected Options that I tender* on the Election Form are tendered under the terms and conditions described in the Offer to Exchange, a copy of which I acknowledge having received and read.

      o I have full power and authority to tender the Selected Options indicated in my Election Form.

      o My death or incapacity will not affect ServiceWare's authority to take the actions described in the Offer to Exchange with respect to option(s) that I have decided to tender*, and such authority will survive my death or incapacity. All of my obligations under this Election Form will be binding upon my heirs, personal representatives, successors and assigns.

      o Once ServiceWare has accepted my tendered option(s) for exchange pursuant to the offer, there will be a binding agreement between ServiceWare and me, upon the terms and conditions of the Offer to Exchange.

      o If my offer to exchange Selected Options is accepted, I acknowledge that I will have no right, title or interest to my Selected Option(s) that are indicated in the table on the Election Form or to any Required Options (whether or not listed on the table) and that any agreements, certificates or other documentation evidencing such option grant(s) will be void and of no further effect.

      o If my offer to exchange Selected Options is accepted, I acknowledge that:

                  o I will receive a new option to purchase one share of common stock for every one share of common stock I have surrendered, subject to adjustment in the event of any subsequent stock split.

                  o the new option(s) I receive will not be granted until the first business day that is at least six months plus one day after the date when my tendered* options are accepted for exchange and canceled by ServiceWare.

                  o the new option(s) I receive will be subject to the terms and conditions of: (1) ServiceWare's 2000 Stock Incentive Plan, a copy of which was filed as an exhibit to the Offer to Exchange and which I acknowledge having received and read; and (2) a new option grant agreement between ServiceWare and me that will be forwarded to me after the grant of the new options.

                  o 40% of each new option will vest immediately upon grant, and the remaining 60% of the new option will vest in equal annual installments over a two year period so long as I continue to be an employee or non-employee director of ServiceWare or one of its subsidiaries.

--------
* We use the word "tender" because this word has special legal meaning. "Tender" describes what you are doing when you request that we exchange your Selected and Required Options for new options as described in the Offer to Exchange. When you "tender" your Selected Options and Required Options, you will no longer have any rights to the Selected Options and Required Options if we accept them at the end of the offering period.

      o I also acknowledge that in order to receive new options I must be an employee or non-employee director of ServiceWare or one of its subsidiaries and otherwise be an eligible optionee under the ServiceWare 2000 Stock Incentive Plan, on both the date this offer expires and the date when the new options are granted. I further acknowledge that if I am not an employee or engaged as a non-employee director on the date the new options are granted, I will not receive any new options or any other payment or other consideration for the options that are tendered and cancelled under the offer. If I pass away, become disabled, terminate my employment or engagement as a non-employee director for any reason or am terminated for any reason between the date when this offer expires and the date when the new options are granted, then I will not receive anything for the options that are tendered and cancelled under the offer.

      o I recognize that, as described in Section 6 of the Offer to Exchange, ServiceWare may terminate or amend the offer. ServiceWare may also reject or postpone its acceptance and cancellation of any or all the options I have offered to exchange.

      o If my offer to exchange Selected Options is accepted, I acknowledge that I will be ineligible to receive any new grants of options until the first business day that is at least six months plus one day after the expiration date of the offer.

      o I have read, understand and agree to all of the terms and conditions of the offer described in the Offer to Exchange.

                                                                  Exhibit (a)(4)


                         SERVICEWARE TECHNOLOGIES, INC.

                          NOTICE OF CHANGE IN ELECTION

       Pursuant to the Offer to Exchange Outstanding Stock Options Held by
                     Employees and Non-Employee Directors of
              ServiceWare Technologies, Inc., dated August 28, 2002
                            (the "Offer to Exchange")


To:        ServiceWare Technologies, Inc.
Attn:      Carol Zangrilli

      I previously received a copy of the Offer to Exchange and the materials accompanying such Offer to Exchange. I completed, signed and returned the election form. I now wish to change that election.

Put an "X" in one of the following boxes:

Change from Participating to not Participating in the Offer to Exchange:
------------------------------------------------------------------------

      I understand that in order to withdraw my election to participate in the Offer to Exchange, I must sign and deliver this notice to Carol Zangrilli at ServiceWare Technologies, Inc. BEFORE 9:00 A.M., NEW YORK TIME, ON SEPTEMBER 30, 2002 or, if ServiceWare extends the deadline to exchange options, then before the extended expiration of the offer, and put an "X" in the following box:

|    |     I do not wish to offer for exchange the following eligible options
           (list all options that you no longer wish to exchange. If all, write "all").

Grant Date                Number of Selected          Exercise Price of
of Selected Option        Option Shares               Selected Option

------------------        ------------------          ------------------

------------------        ------------------          ------------------

------------------        ------------------          ------------------

------------------        ------------------          ------------------

------------------        ------------------          ------------------

By not participating in the offer to exchange options, I understand that I will not receive any new options pursuant to the Offer to Exchange and I will keep the options listed on my election form.

Change from not Participating to Participating in the Offer to Exchange:
------------------------------------------------------------------------

      I understand that in order to withdraw my election not to participate in the Offer to Exchange and to make the offer, I must sign and deliver this notice and a new election form to Carol Zangrilli at ServiceWare Technologies, Inc. before 9:00 a.m., New York Time, on September 30, 2002 or, if ServiceWare extends the deadline to exchange options, then before the extended expiration of the offer, and put an "X" in the following box:

|    |     I wish to offer for exchange the eligible options that I have indicated on the new election form, which I am attaching to this form.

           I understand that I must complete a new election form and timely return it to Carol Zangrilli in order to withdraw my rejection of the Offer to Exchange.



Date:            , 2002                -----------------------------------------
       ----------                      Signature

                                       -----------------------------------------
                                       Name (please print)

                                       -----------------------------------------
                                       Social Security No. or Tax ID No.

                                       -----------------------------------------
                                       Telephone No. during Working Hours

                                                                  Exhibit (a)(5)


                      [ServiceWare Technologies, Inc. Logo]

                    FORM OF PROMISE TO GRANT STOCK OPTION(S)

       Pursuant to the Offer to Exchange Outstanding Stock Options Held by
                      Employees and Non-Employee Directors
            of ServiceWare Technologies, Inc., dated August 28, 2002
                            (the "Offer to Exchange")


To: Participants in the ServiceWare Technologies, Inc. Offer to Exchange


      In exchange for your surrender of certain outstanding stock options, ServiceWare Technologies, Inc. promises to grant to you a new stock option or options, exercisable for shares of its common stock. Under the terms of the Offer to Exchange, and subject to adjustment pursuant to any subsequent stock splits, you will receive a new option to purchase one share of common stock for every one share of common stock issuable upon the exercise of a surrendered option. 40% of each new option will vest immediately upon grant and the remaining 60% of the new option will vest in equal annual installments over a two-year period, so long as you continue to be an employee or non-employee director of ServiceWare Technologies, Inc. or one of its subsidiaries. If the Offer to Exchange expires in September 2002 as anticipated, we expect to grant the new options in March 2003. The exercise price of each new option will be the closing price of our common stock as reported on The Nasdaq SmallCap Market or other principal exchange or market for our common stock on the date of grant of the new options. Each new option will be subject to the standard terms and conditions of the ServiceWare 2000 Stock Incentive Plan and the applicable form of stock option agreement.

      This promise to grant stock options to you does not constitute a guarantee of employment or engagement as a non-employee director with us for any period. The terms of your employment or engagement with us remains unchanged. If your employment or engagement as a non-employee director with ServiceWare or one of its subsidiaries is terminated for any reason, including your voluntary resignation, death, or disability, before the grant of the new options, you will lose all rights to receive any new options and your surrendered options will not be returned to you.

      This promise is subject to the terms and conditions of the Offer to Exchange and the election form that you previously completed and submitted, both of which are incorporated into this promise by reference. The documents described in this promise reflect the entire agreement between you and ServiceWare Technologies, Inc. with respect to this transaction.

                                       SERVICEWARE TECHNOLOGIES, INC.

                                       /s/ Kent Heyman

                                       Kent Heyman
                                       President and Chief Executive Officer

Date:  [             ], 2002

                                                                  Exhibit (a)(6)


The following Frequently Asked Questions will be provided to employees and non-employee directors of the registrant in connection with the Offer to Exchange.

                           Frequently Asked Questions

      THE FOLLOWING ARE ANSWERS TO SOME OF THE QUESTIONS THAT YOU MAY HAVE ABOUT THE EXCHANGE OFFER. WE URGE YOU TO READ ALL OF THE OFFERING MATERIALS CAREFULLY BECAUSE THE INFORMATION IN THIS SUMMARY IS NOT COMPLETE. AFTER THE RESPONSES TO CERTAIN QUESTIONS, WE HAVE INCLUDED REFERENCES TO THE RELEVANT SECTIONS OF THE OFFER TO EXCHANGE WHERE YOU CAN FIND A MORE COMPLETE DESCRIPTION OF THE TOPICS IN THIS SUMMARY.

WHAT IS THE OFFER TO EXCHANGE STOCK OPTIONS?

      The offer to exchange stock options is an opportunity for you to ask us to exchange your outstanding stock options for new stock options to be granted and priced at a later date. (See Section 1)

WHO CAN PARTICIPATE IN THIS OFFER?

      All full-time or part-time employees and non-employee directors of ServiceWare Technologies, Inc. and our subsidiaries who hold stock options can participate in this offer. (See Section 1)

WHY ARE WE MAKING THIS OFFER?

      We are making this offer because many outstanding stock options held by our employees and non-employee directors have exercise prices that are significantly higher than the current market price of our common stock. We felt it appropriate to offer this exchange program now to re-align our option exercise prices with current stock conditions, and to hopefully provide an opportunity for appreciation that will motivate and reward our employees and non-employee directors. (See Section 2)

HOW DOES THIS OFFER WORK?

      With this offer, you have an opportunity to request that we exchange any or all of your outstanding stock options. If you request that we exchange your outstanding stock options and we accept your request, you will be issued new options once the offer to exchange expires and after a waiting period of at least six months plus one day from the expiration date. Subject to any subsequent reverse stock split, for every one (1) old option you surrender, you will be issued one (1) new option at a new exercise price. The new options will be 40% vested at the time of issue, and the remaining options will vest annually over a 2-year period thereafter. (See Section 1)

WHY CAN'T SERVICEWARE JUST GRANT ME MORE OPTIONS?

      You cannot just be granted new options because of complex accounting rules that, if not complied with, could negatively impact our quarterly earnings per share. Because we have a large number of currently outstanding options that have an exercise price significantly higher than our recent trading price, a large grant of new options to replace these "underwater" options could have a negative impact on our earnings per share.

ARE THERE CONDITIONS TO THIS OFFER?

      This offer is subject to certain conditions, including the conditions described in Section 6 of this offer to exchange. This offer is valid no matter how many or how few optionees participate and no matter how many or how few options are surrendered for exchange. If we accept your options for exchange, you will be deemed to have surrendered them on the date that this offer expires. We reserve the right to extend, terminate and amend this offer, and we also reserve the right to reject all requests for exchange at our discretion. However, we expect that we will accept all properly surrendered options and notify you of our acceptance on the expiration date. (See Section 6)

WHAT IF MY EMPLOYMENT OR ENGAGEMENT AS A NON-EMPLOYEE DIRECTOR WITH SERVICEWARE OR ONE OF ITS SUBSIDIARIES ENDS BETWEEN THE TIME MY OLD OPTIONS ARE SURRENDERED AND CANCELLED AND MY NEW OPTIONS ARE GRANTED?

      You may only participate in this offer if you are employed or engaged as a non-employee director by ServiceWare or one of our subsidiaries. If you participate in this offer and your employment or engagement as a non-employee director with ServiceWare or one of its subsidiaries is terminated for any reason, including your resignation, death, or disability, before the new options are granted, you will not receive your new options nor will you have rights to your old options. If you do not choose to participate in this program or if there are option grants that you choose not to surrender, you generally will be able to exercise your options within the parameters of your original option agreement(s) and the plan(s) under which the options were granted at the time your employment or engagement as a non-employee director ends with ServiceWare or one of its subsidiaries. (See Section 1)

      PARTICIPATION IN THE OFFER DOES NOT GIVE YOU THE RIGHT TO REMAIN EMPLOYED OR ENGAGED AS A NON-EMPLOYEE DIRECTOR OF SERVICEWARE OR ONE OF ITS SUBSIDIARIES.

HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR THE OLD OPTIONS I SURRENDER?

      For every one (1) option share that you surrender, you will receive a new option to purchase one (1) share. If we implement a reverse stock split, such share numbers shall be adjusted accordingly.

WHEN WILL I RECEIVE MY NEW OPTIONS?

      If you choose to request that we exchange your old options, you will be granted new options after a waiting period of at least six months plus one day from the end of this offer. (See Section 5)

WHY MUST I WAIT AT LEAST SIX MONTHS AND ONE DAY FOR THE NEW OPTIONS TO BE GRANTED AND PRICED?

      In order to avoid undesirable accounting consequences, we cannot issue you new options immediately after the expiration of this offer. If we were to grant the new options on a date earlier than six months plus one day after the date you surrender your existing options, we would be required to treat the new options as variable awards for accounting purposes. This means that we would be required periodically to reflect increases and decreases in the price of our common stock as a compensation expense (or credit) relating to the options. We would have to continue this variable accounting for these options until they were exercised, forfeited or terminated. The higher the market value of our common stock, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least six months plus one day, we believe we will not have to treat the options as variable awards. (See Section
11)

WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

      The new options will have an exercise price equal to the per share closing price of our common stock as quoted on The Nasdaq SmallCap Market or other principal exchange or market for our common stock on the date the new options are granted. Because we will not grant new options until the first business day that is six months plus one day following the expiration date of this offer, it is possible that the new options may have a higher exercise price than some or all of your current options. We recommend that you obtain current market quotations for our common stock before deciding whether to request that we exchange your options. (See Section 7)

WHEN WILL THE NEW OPTIONS VEST?

      The new options will have a new vesting schedule, completely different from the old option vesting schedule. 40% of each new option will vest immediately at the time the new options are granted. The remaining 60% will vest in equal annual installments over a two-year period as long as you continue to be an employee or non-employee director of ServiceWare or one of our subsidiaries. If you choose to participate in this offer, you lose all the benefit of the vesting in your surrendered options. (See Section 1)

WILL I HAVE TO WAIT LONGER TO PURCHASE COMMON STOCK UNDER MY NEW OPTIONS THAN I WOULD UNDER THE OPTIONS I SURRENDER?

      Yes, to the extent that your surrendered options were vested before the grant date of the new options. If you surrender options that are vested, you could have exercised them at any time in accordance with their terms if you had not surrendered them. You will not be able to exercise your new options until, at the earliest, the date you receive them, and then only up to 40% of the shares covered by your new options.

WHEN WILL MY NEW OPTIONS EXPIRE?

      In general, the new options will expire on the tenth anniversary of the date that the new options are granted and are subject to earlier termination upon termination of employment, death, disability or certain other events. (See
Section 8)

WHEN WILL I RECEIVE MY NEW OPTION AGREEMENT?

      We expect to distribute the new option agreements within approximately three weeks of the grant of the new options. We expect the new grant date to be the first business day that is at least six months plus one day after the expiration of this offer.

IF I REQUEST THAT SERVICEWARE EXCHANGE MY OPTIONS, MUST I EXCHANGE ALL MY CURRENT OPTIONS OR MAY I EXCHANGE ONLY SOME OF THEM?

      It is entirely up to you. You may choose to request that we exchange all, some or none of your current options. For example, if you have two option grants at different exercise prices, $2.50 and $5.00, you can choose to exchange the $2.50 option grant and not exchange the $5.00 option grant (or vice versa). What you cannot do, however, is exchange a portion of any one option grant, or a piece of an option grant split between incentive and nonqualified stock options. (See Section 1)

      In addition, because of accounting rules, if you request that we exchange any of your eligible options, then you must surrender for exchange all of the options that you received after February 28, 2002 and before the expiration of this offer that have a lower exercise price than the highest exercise price of the options you choose to exchange. For example, if you received an option grant in November 2001 at an exercise price of $7.00 per share and an option grant in May 2002 at an exercise price of $4.00 per share and you want to surrender your November 2001 option grant, you would also be required to tender your May 2002 option grant because it has a lower exercise price than your November 2001 option and was granted after February 28, 2002.

ONE OF MY OPTION GRANTS IS SPLIT BETWEEN INCENTIVE STOCK OPTIONS AND NONQUALIFIED STOCK OPTIONS BECAUSE MY ORIGINAL GRANT EXCEEDED THE $100,000 LIMIT ON INCENTIVE STOCK OPTIONS. CAN I CANCEL ONE PART OF MY OPTION GRANT BUT NOT THE OTHER?

      No. As stated above, you cannot surrender any portion of one grant. If a grant was split between incentive stock options and nonqualified stock options, you must surrender the entire grant. (See Section 1)

I ALREADY EXERCISED PART OF AN OPTION. CAN I ASK THAT SERVICEWARE EXCHANGE THE REST OF THAT OPTION?

      Yes, you can request that we exchange the unexercised portion of an option grant even if you previously exercised some of the shares under that grant. If you request that we exchange a partially exercised option, then you will surrender, and receive a new option in exchange for, all of the shares that still remain in your option grant after you exercised it. You cannot, however, request that we exchange any exercised shares - only unexercised shares may be offered for exchange. For example, if you received an option grant for 2,000 shares and exercised the option for 500 shares, you may request that we exchange the option for the 1,500 shares you have left and receive a new option grant in at least six months plus one day for 1,500 shares. You may not, however, request that we exchange the 500 shares you exercised, even if you have not sold those shares.

WHAT HAPPENS IF I TURN IN MY ELECTION FORM AND THEN CHANGE MY MIND?

      If you turn in your election form, but then change your mind before the deadline expires, you have an opportunity to file a change in election form that changes your election to participate (that form can also be found in the attached package). Once you have filled out this new form (making sure to date it later than your election form), you must then deliver it to Carol Zangrilli before the deadline or the action described on your original election form will be implemented. Ms. Zangrilli's contact information appears in Q.30 below. It is important to remember that if you change your election to accept the offer, you must then include on the change in election form information about the options you wish to surrender. (See Section 4)

WHEN I AGREE TO EXCHANGE MY OPTIONS AM I GIVING UP MY RIGHTS TO THE SURRENDERED OPTIONS?

      Yes, when you surrender your current options and we accept them for exchange, those options will be cancelled and you will no longer have any rights to those options. (See Section 9)

IF I SURRENDER OPTIONS IN THIS OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE MY NEW OPTIONS ARE ISSUED?

      No. If we accept options you surrender in this offer, you may not receive any other option grants before you receive your new options. This is because of complex accounting rules and is necessary to avoid incurring any compensation expense against our earnings. (See Section 9)

IF I SURRENDER SOME BUT NOT ALL OF MY OPTIONS IN THIS OFFER, MAY I EXERCISE AND SELL VESTED SHARES UNDER AN OPTION OR OPTIONS THAT I DECIDED NOT TO SURRENDER DURING THE PERIOD WHILE I WAIT FOR MY NEW OPTIONS TO BE ISSUED?

      Yes. As long as we are not in a company-wide black out period (as we are at the end of each quarter), during the waiting period you can exercise any vested, active options that were not surrendered as part of this offer and sell any shares that you acquired on exercise of an option. You may not, however, act on any options that are surrendered.

WHAT HAPPENS IF THERE IS A CHANGE OF OWNERSHIP OF SERVICEWARE?

      We are currently not negotiating any transactions that would result in a change of ownership for ServiceWare. However, if a change of ownership occurs before new options are granted as part of this program, then on what would have been the new option grant date, you will receive the same consideration as you would have received had you held your new options on the date of such transaction (provided that you are still employed or engaged as a non-employee director by ServiceWare or one of its subsidiaries); however, if your options would have been assumed or substituted by an acquiring company, you will be issued options for the common stock of the acquiring company equal in value to the expected new option grants for our common stock. It is impossible to predict if the 1-for-1 ratio would be the same, but the value of the new option grant would be honored. Any successor to us will be bound to honor our commitment to grant new stock options. (See Section 8)

      You should note that depending on the structure of the type of transaction, if you surrender options you might be deprived of any future price appreciation in the shares subject to the new options and you may receive a security other than an option exercisable for shares of our common stock.

WILL I HAVE TO PAY U.S. FEDERAL INCOME TAXES IF I EXCHANGE MY OPTIONS IN THIS OFFER?

      If you request that we exchange your options, you should not recognize income for U.S. federal income tax purposes upon cancellation of your old options or upon our grant to you of new options. We recommend that you consult with your own tax advisor to determine the tax consequences of this offer to you. Foreign, state and local tax consequences may differ. (See Section 13)

WHAT ARE THE TAX IMPLICATIONS IF I LIVE OUTSIDE OF THE U.S.?

      All ServiceWare option holders are subject to the applicable tax laws of their own countries and jurisdictions. OPTION HOLDERS SUBJECT TO THE TAX LAWS OF COUNTRIES AND JURISDICTIONS OTHER THAN THE UNITED STATES MAY HAVE DIFFERENT TAX CONSEQUENCES THAN THOSE DESCRIBED ABOVE IF THEY EXCHANGE THEIR OPTIONS IN THE OFFER. Again, we strongly suggest that you consult with your tax advisor to determine how this offer would impact you. (See Section 13)

IF THE OPTIONS I EXCHANGE ARE INCENTIVE STOCK OPTIONS, WILL MY NEW OPTIONS ALSO BE INCENTIVE STOCK OPTIONS?

      Except as explained below, all new options that are issued in exchange for tendered incentive stock options are intended to be incentive stock options. One of the requirements to qualify as an incentive stock option, however, is a limit on the amount of all incentive stock options granted to you by ServiceWare or one of its subsidiaries that can first become exercisable in any one calendar year. No more than $100,000 of incentive stock options (with the dollar amount being determined on the date of grant based on the fair market value of the underlying stock on the date of grant) can first become exercisable in any one calendar year. As a result of a new grant of incentive stock options to you, the entire portion of your options that are vested on the date of grant will be considered first exercisable in 2002. Therefore, it is possible that a portion of your existing incentive stock options will no longer satisfy the $100,000 limit. If a portion of your existing options exceeds the $100,000 limit, then that portion will be deemed to be nonqualified stock options. (See Section 13)

DO I HAVE TO PARTICIPATE IN THIS OFFER?

      You do not have to participate in this offer and there are no repercussions if you choose not to participate. Again, it is entirely up to you and we cannot advise you on what action to take.

WHAT HAPPENS TO MY OLD OPTIONS IF I DECIDE NOT TO PARTICIPATE?

      Options that you choose not to surrender for exchange or that we do not accept for exchange remain outstanding until they expire by their terms. These options will retain their current exercise price and current vesting schedule.

      Please note that through these materials, we are offering you the opportunity to ask us to exchange your options on the terms described in these materials, and that we have the right to reject any such request that you may make to us. We have reserved this right in an effort to protect the tax status of incentive stock options that are not surrendered for exchange in view of the following IRS ruling. In 1991, the IRS issued a private letter ruling in which another company's option exchange program was characterized as a "modification" of any incentive stock option that could be exchanged (whether or not it was exchanged). We believe that by reserving the right to reject any options surrendered for exchange we have structured this offer so as to mitigate the risk that the IRS would make a similar assertion with respect to this offer. However, we do not know if the IRS will assert the position that our solicitation of requests constitutes a "modification" of incentive stock options that can be, but are not, surrendered. A successful assertion by the IRS of this position could extend the options' requisite holding periods to qualify for favorable tax treatment and could also convert some incentive stock options into nonqualified stock options. (See Section 13)

WHEN DOES THIS OFFER EXPIRE? COULD IT BE EXTENDED AND, IF SO, HOW WILL I KNOW IF IT IS EXTENDED?

      This offer will expire at 9:00 a.m. New York Time on September 30, 2002. We may decide to extend the offer, but at this point in time we have no intention of doing so. We will not extend the offer for any one individual or group of people. If we extend this offer, we must do so for all option holders. If we extend this offer, we will notify you of the extension. We cannot accept any election or change of election forms we receive after the expiration date. (See Section 1)

HOW DO I PARTICIPATE IN THIS OFFER?

      To participate in this option exchange offer, you must complete and sign the election form that you have received with these materials and return it by hand delivery, mail or fax to Carol Zangrilli at ServiceWare Technologies, Inc., 333 Allegheny Avenue, Oakmont, PA 15139-2066, telephone: (412) 826-1158 ext. 1370; facsimile: (412) 826-0577. WE MUST RECEIVE A PROPERLY COMPLETED ELECTION FORM BY NO LATER THAN 9:00 A.M., NEW YORK TIME, ON SEPTEMBER 30, 2002. If you miss this deadline, you will not be permitted to participate in this offer. We currently have no intention of extending the deadline, and in any case we cannot extend the deadline for any one individual or group of people. However, in the event that we do extend this offer beyond September 30, 2002, then you must deliver a properly completed election form and the other required documentation before the extended expiration date.

      To complete the election form, you should:

      1.    Review your list of ServiceWare options.

      2. Decide which, if any, of your options you wish to request that we exchange. If you do not wish to request that we exchange any options at all, check the box next to the words "No, I choose not to participate in the Offer to Exchange" on the election form and skip to instruction #7 below. If you wish to request that we exchange some or all of your options, check the box next to the words "Yes, I choose to participate in the Offer to Exchange" on the election form and go to instruction #3 below.

      3. List the options you wish to request that we exchange in the table on the election form. Make sure you fill in all the requested information for each option you wish to request that we exchange.

      4. Look at your list of outstanding options again. You should determine if you have any options that were granted between February 28, 2002 and August 28, 2002. If no, skip to instruction #6. If yes, you should determine if any option you choose to request that we exchange (by listing it in the table on the election form) has a higher exercise price than any of your options that were granted between February 28, 2002 and August 28, 2002. If no, skip to instruction #6. If yes, go to instruction #5.

      5. Because of accounting rules, you are required to exchange any options (1) that were granted between February 28, 2002 and August 28, 2002, AND (2) that have a lower exercise price than the highest exercise price of any option you request that we exchange. List any options that meet both of these criteria in the table on the election form.

      6. Double check to make sure that you have filled in the correct information for each option you wish to exchange in the table on the election form.

      7. Sign the election form and fill in the required information under your signature.

      8. Send the signed and completed election form by hand delivery, mail or fax to Carol Zangrilli at ServiceWare Technologies, Inc., 333 Allegheny Avenue, Oakmont, PA 15139-2066, telephone: (412) 826-1158 ext. 1370; facsimile: (412) 826-0577. WE MUST RECEIVE THE ELECTION FORM BY NO LATER THAN 9:00 A.M., NEW YORK TIME, ON SEPTEMBER 30, 2002. IF YOU MISS THIS DEADLINE, YOU WILL NOT BE PERMITTED TO PARTICIPATE IN THIS OFFER.

WHAT WILL HAPPEN IF I DO NOT TURN IN MY ELECTION FORM BY THE DEADLINE?

      If you do not turn in your election form by the expiration date of this offer, you will miss the opportunity to participate in this offer.

DO YOU RECOMMEND THAT I PARTICIPATE IN THIS OFFER?

      Participating in this program is entirely up to you. Although the ServiceWare board of directors has approved this offer, we are not making a recommendation as to whether or not you should participate in this offer to exchange options. We recognize that your decision is an individual one that should be based on a variety of factors, and we encourage you to consult with your personal legal and financial advisors to determine your best course of action.

WHO SHOULD I CALL IF I HAVE QUESTIONS?

      If you have more questions, please contact Rick Liebman at ServiceWare Technologies, Inc., 33 Wood Avenue South, 7th Floor, Iselin, NJ 08830, telephone: (732) 494-5980 ext. 3131; facsimile: (732) 548-5902, e-mail:
rliebman@serviceware.com or Ms. Zangrilli at the address or numbers listed above.

OTHER IMPORTANT INFORMATION:

This communication gives an overview of the option exchange program which has been made under the terms and subject to the conditions of the "Offer to Exchange Outstanding Stock Options Held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc. dated August 28, 2002" which was previously delivered to you. Before you decide whether to tender any of your options, you should carefully read the entire offer to exchange because it contains important information about the exchange offer. ServiceWare has also filed these materials with the SEC as part of a tender offer statement and you may obtain these materials and other documents filed by ServiceWare with the SEC for free from the SEC's Web site at www.sec.gov.

                                                                  Exhibit (a)(7)


THE FOLLOWING IS AN E-MAIL COMMUNICATION WHICH THE REGISTRANT INTENDS TO SEND TO EMPLOYEES AND NON-EMPLOYEE DIRECTORS SHORTLY AFTER COMMENCEMENT OF THE OFFER TO EXCHANGE.


First email:


As communicated in Kent Heyman's August 28, 2002 announcement, the Board of Directors of ServiceWare Technologies, Inc. has approved an option exchange program for the employees and non-employee directors of ServiceWare and its subsidiaries. In order to participate in this program, you must review and complete the following documents:

1.    Letter from Kent Heyman.

2. Offer to Exchange Outstanding Stock Options. This document explains the option exchange program in full.

3. Frequently Asked Questions. This document summarizes the option exchange program.

4. Election Form. This is the document that you must fill out and return in order to participate in the program.

5. Change in Election Form. If you submit an election form and then change your mind before the deadline, then you must fill out and return this document in order to change your election.

6. Form of Promise to Grant Stock Options. If you decide to participate in the option exchange program, and if ServiceWare accepts your exchanged options, then you will receive this promise to grant you new options.

After you have had an opportunity to review the Offer to Exchange and the other related documents, please complete the Election Form and return it to the appropriate person listed on the Election Form by no later than 9:00 a.m. New York Time on September 30, 2002.

We have scheduled two employee conference calls to discuss the option exchange program. This will be an opportunity for you to ask specific questions concerning the program and how it works. The calls are scheduled to take place on:

Tuesday, September 10, 2002 at 10:00 a.m.
Wednesday, September 11, 2002 at 3:00 p.m.

The call will be moderated by Rick Liebman. The dial-in number is (877) 807-4005 and the access code is 8261212. We ask that participants join together in conference rooms or offices to listen to the call together. This will allow for as few phone lines as possible to the call in number.

We look forward to speaking to you.

Carol Zangrilli

Other Important Information:

This communication relates to the option exchange program which has been made under the terms and subject to the conditions of the "Offer to Exchange Outstanding Stock Options Held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc. dated August 28, 2002" which was previously delivered to you. Before you decide whether to tender any of your options, you should carefully read the entire offer to exchange because it contains important information about the exchange offer. ServiceWare has also filed these materials with the SEC as part of a tender offer statement and you may obtain these materials and other documents filed by ServiceWare with the SEC for free from the SEC's Web site at www.sec.gov.

THE FOLLOWING IS AN EMAIL COMMUNICATION WHICH THE REGISTRANT INTENDS TO SEND TO EMPLOYEES AND NON-EMPLOYEE DIRECTORS AFTER COMMENCEMENT AND BEFORE THE EXPIRATION OF THE OFFER TO EXCHANGE.


Second email:


This is a reminder that the Election Form for participation in the Stock Option Exchange Program needs to be returned to the appropriate person listed on the election form by September 30, 2002. We will not extend this deadline for any one individual or group. Should you have any questions, please contact Rick Liebman at (732) 494-5980 ext. 3131 or Carol Zangrilli at (412) 826-1158 ext. 1370.

Other Important Information:

This communication relates to the option exchange program which has been made under the terms and subject to the conditions of the "Offer to Exchange Outstanding Stock Options Held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc. dated August 28, 2002" which was previously delivered to you. Before you decide whether to tender any of your options, you should carefully read the entire offer to exchange because it contains important information about the exchange offer. ServiceWare has also filed these materials with the SEC as part of a tender offer statement and you may obtain these materials and other documents filed by ServiceWare with the SEC for free from the SEC's Web site at www.sec.gov.

THE FOLLOWING IS AN EMAIL COMMUNICATION WHICH THE REGISTRANT INTENDS TO SEND TO EMPLOYEES AND NON-EMPLOYEE DIRECTORS SHORTLY BEFORE THE EXPIRATION OF THE OFFER TO EXCHANGE.


Third email:


This is the FINAL reminder that the Election Form for participation in the Stock Option Exchange Program is due September 30, 2002. If you miss this deadline, you cannot participate in the program. There will be no exceptions. Should you have any questions, please contact Rick Liebman at (732) 494-5980 ext. 3131 or Carol Zangrilli at (412) 826-1158 ext. 1370.

Thank you.

Other Important Information:

This communication relates to the option exchange program which has been made under the terms and subject to the conditions of the "Offer to Exchange Outstanding Stock Options Held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc. dated August 28, 2002" which was previously delivered to you. Before you decide whether to tender any of your options, you should carefully read the entire offer to exchange because it contains important information about the exchange offer. ServiceWare has also filed these materials with the SEC as part of a tender offer statement and you may obtain these materials and other documents filed by ServiceWare with the SEC for free from the SEC's Web site at www.sec.gov.

                                                                  Exhibit (a)(8)


The following contains the text of slides which the registrant intends to use in presentations to its employees and non-employee directors in connection with the Offer to Exchange.


Slide #1




                                  STOCK OPTION
                                EXCHANGE PROGRAM


                                  Rick Liebman
                                 September 2002






[ServiceWare Technologies, Inc. Logo]

Slide #2



Topics:


o     What is the Offer to Exchange?

o     Why Not Reprice or Grant More Options?

o     Eligibility

o     How does the Offer to Exchange work?

o     Important Dates

o     Contact Information

o     Sample Exchange Rate and Vesting Schedule

o     What Do I Need to Do?

o     Tax Consequences

o     Conclusion

o     Other Important Information






[ServiceWare Technologies, Inc. Logo]

Slide #3



What is the Offer to Exchange?

o We are making an offer to all employees and non-employee directors with stock options to request that we exchange their current options for new options to be granted on the first business day that is at least six months and one day from the date the Offer to Exchange expires.

o Most of our outstanding stock options have exercise prices significantly above our current and recent trading prices.

o     The Offer to Exchange is being offered on a completely voluntary basis.






[ServiceWare Technologies, Inc. Logo]

Slide #4



Why Not Reprice or Grant More Options?


o In 1998 the Federal Accounting Standards Board adopted rules that have unfavorable accounting charge consequences for companies that reprice options. As a result, if we repriced options, we could incur significant charges against our future operation results.

o Due to the large number of options currently outstanding, a grant of additional options might have a negative impact on our earnings per share.







[ServiceWare Technologies, Inc. Logo]

Slide #5



Eligibility

o All current employees and non-employee directors (including our subsidiaries) who hold stock options under any of ServiceWare's stock option plans are eligible to participate in the Offer to Exchange.

o You must be an employee or non-employee director on both the date on which the Offer expires and the date on which new options are granted in order to participate.

o     The Offer to Exchange includes all outstanding options under all plans.






[ServiceWare Technologies, Inc. Logo]

Slide #6



How does the Offer to Exchange work?

o You make a voluntary election to request that we cancel your current outstanding stock options by filling out, signing and returning an election form.

o You receive a grant of a new option issued on the first business day that is at least six months and one day from the date of the cancellation (Replacement Grant Date).

o The exercise price of the new option will be the closing price of our common stock on the Replacement Grant Date.

o The number of new options issued as part of this exchange is a one for one ratio (receive one new option in exchange for canceling one option).

o You must exchange the whole grant if you participate in the Offer to Exchange, but if you hold more than one grant, you may request that we exchange any or all of your grants.






[ServiceWare Technologies, Inc. Logo]

Slide #7



How does the Offer to Exchange work? (Continued)

o However, if you request that we exchange any of your options, you must request that we exchange all options granted to you after February 28, 2002 that have a lower exercise price than the highest exercise price of the options that you elect to exchange.

o New options will vest over a two year period with 40% vesting immediately upon grant and the remaining 60% vesting annually thereafter, so long as you continue to be an employee or non-employee director of ServiceWare or one of its subsidiaries.

o All forms must be completed and returned to the individual on the Contact Information section outlined in this presentation by September 30, 2002.







[ServiceWare Technologies, Inc. Logo]

 Slide #8



Important Dates

o The Offer to Exchange will expire at 9:00 a.m. New York Time on September 30, 2002.

o The options you select for exchange will be cancelled on the date the Offer expires: September 30, 2002.

o The Replacement Grant Date will be the first business day that is at least six months and one day from the date the Offer expires. The anticipated date is March 31, 2003.

o Should the need arise, the Company has the discretion to extend the deadline. We can not extend the deadline on an individual basis.






[ServiceWare Technologies, Inc. Logo]

Slide #9



Contact Information


Rick Liebman at ServiceWare Technologies, Inc., 33 Wood Avenue South, 7th Floor, Iselin, NJ 08830, telephone: (732) 494-5980 ext. 3131; facsimile: (732)
548-5902; e-mail: rliebman@serviceware.com.

Carol Zangrilli at ServiceWare Technologies, Inc., 333 Allegheny Avenue, Oakmont, PA 15139-2066, telephone: (412) 826-1158 ext. 1370; facsimile: (412)
826-0577; e-mail: czangrilli@serviceware.com.






[ServiceWare Technologies, Inc. Logo]

Slide #10



Sample Exchange Rate and Vesting Schedule

Example:

Original Grant:
---------------

Original Grant Date:               June 1, 2001

Original Stock Option:             1,500 Shares

Original Exercise Price:           $5.00

Original Vesting Start Date:       June 1, 2002

Original Vesting Schedule:         25% shares vest one year from the
                                   Grant Date, and 25% of shares vest annually thereafter



Hypothetical Stock Price on the Replacement Grant Date = $0.40

(the real price may be higher or lower than this hypothetical price)



New Grant:
---------

New Grant Date:                    On or after March 31, 2003

New Stock Option:                  1,500 shares

New Exercise Price:                $0.40

New Vesting Start Date:            On or after March 31, 2003

New Vesting Schedule:              40% immediately vested on the New Grant Date,
                                   and 60% in two equal annual installments thereafter, so long as you continue to be an employee or non-employee director of
                                   ServiceWare or one of its subsidiaries





[ServiceWare Technologies, Inc. Logo]

Slide #11



What Do I Need to Do?

o     You must complete and sign the Election Form and return it to Carol
      Zangrilli.

o The deadline for participation is no later than 9:00 a.m. New York Time, September 30, 2002. There are no exceptions.






[ServiceWare Technologies, Inc. Logo]

Slide #12



Tax Consequences


o In the United States, if you exchange your options for new options, you will not be required under current law to recognize income for federal income tax purposes at the time of exchange.

o Non-US participants may be subject to special considerations due to the laws of the jurisdiction in which they are located or received their stock options.

o We recommend you consult your own tax advisor with respect to the federal, state, local and foreign tax consequences of participating in the program.






[ServiceWare Technologies, Inc. Logo]

Slide #13



Conclusion

o     Questions






[ServiceWare Technologies, Inc. Logo]

Slide #14



Other Important Information


These slides give an overview of the option exchange program. The program is more fully described in the "Offer to Exchange Outstanding Stock Options Held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc. dated August 28, 2002" which was previously delivered to you. Before you decide whether to request that we exchange any of your options, you should carefully read the entire offer to exchange because it contains important information about the exchange offer. ServiceWare has also filed these materials with the United States Securities and Exchange Commission (the "SEC") as part of a tender offer statement and you may obtain these materials and other documents filed by ServiceWare with the SEC for free from the SEC's Web site at www.sec.gov.







[ServiceWare Technologies, Inc. Logo]

                                                                  Exhibit (d)(2)


                                ServiceWare, Inc.
                     Amended and Restated Stock Option Plan

                        INCENTIVE STOCK OPTION AGREEMENT


      This AGREEMENT, effective as of this xxth day of xx, 19xx, by and between ServiceWare, Inc., a Pennsylvania corporation with its principal place of business at 333 Allegheny Avenue, Oakmont, Pennsylvania 15139 (the "Company"), and Name ("Optionee"), an employee of the Company.

      WHEREAS, the Company desires to have Optionee continue in the employ of the Company and to provide Optionee with an incentive to put forth maximum effort for the success of the business; and

      WHEREAS, in order to provide such an incentive to its employees, the Company has adopted the ServiceWare, Inc. Amended and Restated Stock Option Plan (the "Plan"); and

      WHEREAS, the Company desires to grant Optionee options under the Plan to purchase shares of the Common Stock of the Company ("Common Stock"), which options are intended to qualify as "incentive stock options" within the meaning of Section 422 or any successor provision of the Internal Revenue Code of 1986, as amended (the "Code").

      NOW,   THEREFORE,   in   consideration   of  the  mutual   covenants   and
representations contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:


                  ARTICLE I  Grant of Incentive Stock Options
                             --------------------------------

      1.1 Subject to the terms of this Agreement and the Plan, the Company hereby grants to Optionee an option to purchase from the Company, at an exercise price of $xx per share, xxx shares of Common Stock (the "Option"), and for the period (the "Option Term") beginning on xxx, 19xx (the "Grant Date") and ending on xxx, 19xx (the "Option Expiration Date"). The exercise price per share and number of shares shown here are the original price per share and number of shares, and shall be adjusted to reflect all stock splits since the Grant Date. The Option is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

      1.2 Optionee hereby accepts this Option subject to all the terms and conditions of the Plan. Optionee further agrees that all decisions under the Plan by the Board of Directors (the "Board") or the Committee appointed by the Board to administer the Plan shall be final, binding and conclusive upon Optionee.

              ARTICLE II  Vesting, Exercise, Withholding and Sale
                          ---------------------------------------

      2.1 The Option shall become exercisable ("vest") according to the following schedule, provided that Optionee is an employee of the Company on the
applicable         vesting         date         set         forth         below:


                                                   Number of Shares
            Date of Vesting                     for which Option Vests
            ---------------                     ----------------------

                xxx                                     xxx
                xxx                                     xxx
                xxx                                     xxx
                xxx                                     xxx

Subject to vesting as set forth in the preceding schedule, the Option may be exercised in part or in full at any time and from time to time during the Option Term.

      2.2 The Option shall be exercised by delivery to the Company at its address set forth above a Notice in the form set forth as Exhibit A hereto, together with a check payable to the order of the Company and/or shares of Common Stock that have been held by Optionee for at least six months prior to the date of exercise of the Option, with a stock power executed in blank, equal in value to the aggregate exercise prices of the Option being exercised. Shares of Common Stock surrendered in exercise of the Option shall be valued at their Fair Market Value, as such term is defined in the Plan, on the date of exercise.

      2.3 The Company shall notify Optionee of the amount of withholding tax, if any, which must be paid under federal and, where applicable, state and local law in connection with the exercise of the Option or the sale of the shares of Common Stock acquired upon exercise of the Option. The Company may deduct such amount from Optionee's regular salary payments or other compensation otherwise due to Optionee. If the full amount of the withholding tax cannot be recovered in this manner, Optionee shall, upon receipt of such notice, remit the deficiency to the Company. Optionee shall notify the Company upon the sale of any shares of Common Stock purchased upon exercise of the Option.


                    ARTICLE III  Termination of Employment
                                 -------------------------

      3.1 If Optionee's employment with the Company shall terminate for any reason other than death or permanent disability, the portion of the Option which has vested and has not been exercised on the date of termination of employment shall expire and cease to be exercisable 90 days after such date (or, if earlier, upon the Option Expiration Date); provided, however, that in the event that an employee ceases to be employed by the Company on account of a termination "for cause" (as defined in Section 5.4), all rights to exercise options held by such employee shall terminate immediately as of the date such employee ceases to be employed by the Company.

      3.2 If Optionee's employment with the Company shall terminate by reason of death or permanent disability, the portion of the Option which has vested and has not been exercised on the date of termination of employment shall expire and cease to be exercisable one year after such date (or, if earlier, upon the Expiration Date of the Option).

                         ARTICLE  IV  Transferability
                                      ---------------

      The Option is not transferable by Optionee other than by will or the laws of descent and distribution and is exercisable during Optionee's lifetime only by Optionee. No assignment or transfer of the Option, or the rights represented thereby, whether voluntary or involuntary, by the operation of law or otherwise (except by will or the laws of descent and distribution ) shall vest in the assignee or transferee any interest or right herein whatsoever. Immediately upon any such attempted assignment or transfer the Option shall terminate and become of no further effect.



            ARTICLE V   Right of First Refusal; Right of Repurchase
                        -------------------------------------------

      5.1 If at any time prior to the registration of any class of the Company's securities under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Optionee desires to sell any shares of Common Stock acquired upon exercise of the Option (the "Option Shares"), Optionee must first obtain a bona fide written offer from a third party who wishes to purchase such Option Shares (the "Proposed Transferee"). Once Optionee has obtained such bona fide written offer from the Proposed Transferee, Optionee must submit a written offer (the "Offer") to sell such Option Shares to the Company at the same price and on the same terms and conditions as those on which Optionee proposes to sell such Option Shares to the Proposed Transferee. The Offer will include: (i) the identity of the Proposed Transferee; (ii) the number of Option Shares proposed to be sold; (iii) the terms and conditions, including price, of the proposed sale (which shall be identical to the terms and conditions of the proposed sale to the Proposed Transferee); (iv) any other material facts relating to the proposed sale; and (v) a statement that the Company may acquire, in accordance with the provisions of this Agreement, the Option Shares for the price and upon the other terms and conditions set forth therein. The Offer will remain open for a period of 45 days (the "Offer Period") from the date on which the Offer is received by the Company.

      5.2 If the Company desires to purchase all or any part of the Option Shares, it will accept the Offer by notifying Optionee in writing (the "Acceptance Notice") of the number of Option Shares it desires to purchase. In order for such acceptance to be valid, the Acceptance Notice must be received by Optionee no later than the expiration of the Offer Period. At the closing of the sale of the Option Shares, Optionee will deliver to the Company a certificate or certificates representing at least the number of Option Shares as to which the Offer has been accepted, together with stock powers endorsed in blank for such number of Option Shares being purchased.

      5.3 If the Company does not purchase all of the Option Shares, then Optionee will be free for the 90-day period following the expiration of the Offer Period (the "Unrestricted Period") to sell the balance of the Option Shares to the Proposed Transferee at the same price and on the same terms and conditions contained in the Offer. Any Option Shares not sold by the expiration of the Unrestricted Period will again become subject to the requirements of
Section 5.1, 5.2 and 5.3.

      5.4 At any time prior to the registration by the Company of its Common Stock under Section 12 of the Exchange Act, in the event that an employee is terminated for cause (as defined below), the Company shall have the right, exercisable within thirty (30) days from the date of such termination, to repurchase any Option Shares for an amount equal to the aggregate price paid for such shares upon exercise of the Option. The term "for cause" means a finding by the Board of Directors of the Company that the employee has engaged in conduct that is fraudulent, disloyal, criminal or injurious to the Company, including, without limitation, embezzlement, theft, commission of a felony or proven dishonesty in the course of his or her employment or service, or the disclosure of trade secrets or confidential information of the Company to persons not entitled to receive such information.


                   ARTICLE VI  Representations of  Optionee
                               ----------------------------

      6.1 Optionee acknowledges and agrees that the Option shall not be exercisable if the issuance of the Common Stock upon exercise thereof would cause the Company to violate the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state securities laws. Any determination in this regard by the Company shall be final, binding and conclusive. Optionee understands that the Company is under no obligation to register the Common Stock issuable upon exercise of the Option under the Securities Act or any state securities laws. Optionee understands that the shares of Common Stock acquired upon exercise of the Option shall constitute "restricted securities" and that Optionee may not sell such shares unless such they have been registered under the Securities Act and applicable state securities laws or an exemption therefrom is available.

      6.2 Optionee represents and warrants that (a) any shares of Common Stock acquired upon exercise of the Option will be acquired for the account of Optionee for investment purposes only and not with a view to the distribution thereof and (b) Optionee will not, directly or indirectly, sell or otherwise dispose of such shares, unless (i) such sale or other disposition is pursuant to an effective registration statement under the Securities Act and applicable state securities laws or (ii) in the opinion of counsel to the Company, such sale or other disposition is exempt from the registration requirements of the Securities Act and applicable state securities laws.

      6.3 Optionee understands that, unless the offer and sale of the shares of Common Stock acquired upon exercise of the Option have been registered under the Securities Act, each certificate representing such shares shall bear the following legend:

            The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and such shares may not be sold or otherwise disposed of except (a) pursuant to an effective registration statement under the Securities Act and applicable state securities laws or (b) in the opinion of counsel to the Company, such sale or other disposition is exempt from the registration requirements of the Securities Act and applicable state securities laws.

      Optionee understands that, until the Company's Common Stock has been registered under Section 12 of the Exchange Act, each certificate representing such shares shall bear the following legend:

            The  shares   represented  by  this   certificate   are  subject  to
            restrictions on transfer in accordance with the terms of an Incentive Stock Option Agreement between Optionee and the Company, dated October 20, 1999, a copy of which is on file at the principal offices of the Company.


                          ARTICLE VII  Miscellaneous
                                       -------------

      7.1 In the event of any subdivision or combination of the outstanding shares of Common Stock, stock dividend, recapitalization, reclassification of shares, sale, lease or transfer of substantially all of the assets of the Company, substantial distributions to shareholders or other corporate transactions which would result in a substantial dilution or enlargement of the rights or economic benefits inuring to Optionee, the Company shall make such equitable adjustments as it may deem appropriate in the Plan and the Option. Any such adjustment shall be final and binding on Optionee. Nothing contained in this Agreement or the Plan shall be deemed to confer upon Optionee any right to prevent or to approve or vote upon any of the corporate actions described in the preceding sentence. The existence of the Option shall not affect in any way the right or power of the Company or its shareholders to make or authorize any and all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stocks ahead of or affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

      7.2 Optionee shall not be deemed for any purpose to be a shareholder of the Company in respect of any shares of Common Stock as to which the Option shall not have been exercised as provided herein and until such shares have been issued to Optionee by the Company.

      7.3 Nothing in this Agreement or the Plan shall confer upon Optionee any right to continue in the employ of the Company or shall affect the right of the Company to terminate the employment of Optionee with or without cause.

      7.4 This Agreement shall be binding upon the Company and Optionee and their respective successors and assigns. Whenever the word "Optionee" is used in any provision of this Agreement under circumstances where the provisions should logically be construed to apply to the executors, the administrators, or the person or persons to whom Options may be transferred by will or by the laws of descent and distribution, the word "Optionee" shall be deemed to include such person.

      7.5 No amounts of income received by the Optionee pursuant to this Agreement shall be considered compensation for purposes of any pension or retirement plan, insurance plan or any other employee benefit plan of the Company.

      7.6 This Agreement, together with the Plan, constitutes the entire agreement between the Company and Optionee and supersedes all prior agreements and understandings, oral or written, between the Company and Optionee with respect to the subject matter hereof. If there is any conflict between the Plan and this Agreement, the Plan shall control.

      7.7 This Agreement may be amended only by a written instrument signed by the Company and Optionee.

      7.8 This Agreement may be executed in counterparts, each of which shall be deemed to be an original but both of which together shall constitute one and the same instrument.

      7.9 This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, excluding its conflicts of laws rules.

      7.10 Every notice or other communication relating to this Agreement shall be in writing and shall be mailed or delivered to the party for whom it is intended at such address as may from time to time be designated by it in a notice mailed or delivered to the other party as herein provided; provided, however, that unless and until some other address be so designated, all notices or communications by Optionee to the Company shall be mailed or delivered to the Company at its office at 333 Allegheny Avenue, Oakmont, Pennsylvania 15139, and all notices or communications by the Company to Optionee may be given to Optionee personally or may be mailed to him.


      IN WITNESS WHEREOF, the Company and Optionee have executed this Agreement as of the date first above written.

                                       ServiceWare, Inc.


                                       By:
                                          --------------------------------------
                                          President & CEO

                                       Optionee

                                       -----------------------------------------

                                       Address of  Optionee

                                       -----------------------------------------

                                       -----------------------------------------

                                       -----------------------------------------

                                                                  Exhibit (d)(3)


                                ServiceWare, Inc.
                     Amended and Restated Stock Option Plan

                       NONQUALIFIED STOCK OPTION AGREEMENT


      This AGREEMENT, made as of this     day of                      , by and
                                      ---        ---------------------
between ServiceWare, Inc., a Pennsylvania corporation with its principal place of business at 333 Allegheny Avenue, Oakmont, Pennsylvania 15139 (the
"Company"), and                         ("Optionee").
                -----------------------

      WHEREAS, the Company desires to have Optionee continue in the employ of the Company and to provide Optionee with an incentive to put forth maximum effort for the success of the business; and

      WHEREAS, in order to provide such an incentive, the Company has adopted the ServiceWare, Inc. Amended and Restated Stock Option Plan (the "Plan").

      NOW, THEREFORE, in consideration of the mutual covenants and representations contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:


                ARTICLE I Grant of Nonqualified Stock Options
                          -----------------------------------

      1.1 Subject to the terms and conditions of this Agreement and the Plan, the Company hereby grants to Optionee an option to purchase from the Company, at
an exercise price of    per share,          shares of Common Stock (the
                     --            --------
"Option"), and for the period (the "Option Term") beginning on              (the
                                                               ------------
"Grant Date") and ending on             (the "Option Expiration Date").
                            -----------

      1.2 Optionee hereby accepts this Option subject to all the terms and conditions of the Plan. Optionee further agrees that all decisions under the Plan by the Board of Directors of the Company (the "Board") or the Committee appointed by the Board to administer the Plan shall be final, binding and conclusive upon Optionee.


              ARTICLE 11 Vesting, Exercise- Withholding and Sale
                         ---------------------------------------

      2.1 The Option shall become exercisable ("vest") according to the following schedule, provided that Optionee is an employee of the Company on the applicable vesting date set forth below:

                                             Number of Shares
              Date of Vesting-               for which Option Vests
              ----------------               ----------------------


Subject to vesting as set forth in the preceding schedule, the Option may be exercised at any time and from time to time prior to the Option Expiration Date.

      2.2 The Option shall be exercised by delivery to the Company at its address set forth above of a Notice in the form set forth as Exhibit A hereto, together with a check payable to the order of the Company in the amount of, and/or shares of Common Stock that have been held by Optionee for at least six months prior to the date of exercise of the Option, with a stock power executed in blank, equal in value to, the aggregate purchase price of the shares being acquired upon exercise of the Option. Shares of Common Stock surrendered in exercise of the Option shall be valued at their Fair Market Value, as such term is defined in the Plan, on the date of exercise.

      2.3 The Company shall notify Optionee of the amount of withholding tax, if any, which must be paid under federal and, where applicable, state and local law in connection with the exercise of the Option or the sale of the shares of Common Stock acquired upon exercise of the Option. The Company may deduct such amount from the Optionee's regular salary payments or other compensation otherwise due to Optionee. If the full amount of the withholding tax cannot be recovered in this manner, Optionee shall, upon receipt of such notice, remit the deficiency to the Company.


                    ARTICLE III Termination of Employment
                                -------------------------

      3.1 If Optionee's employment with the Company shall terminate for any reason other than death or permanent disability, the portion of the Option which has vested and has not been exercised on the date of termination of employment shall expire and cease to be exercisable 90 days after such date (or, if earlier, upon the Option Expiration Date); provided, however, that in the event that an employee ceases to be employed by the Company on account of a termination "for cause" (as defined in Section 5.4), all rights to exercise options held by such employee shall terminate immediately as of the date such employee ceases to be employed by the Company.

      3.2 If Optionee's employment with the Company shall terminate by reason of death or permanent disability, the portion of the Option which has vested and has not been exercised on the date of termination of employment shall expire and cease to be exercisable one year after such date (or, if earlier, upon the Option Expiration Date).


                          ARTICLE IV Transferability
                                     ---------------

The Option is not transferable by Optionee other than by will or the laws of descent and distribution and is exercisable during Optionee's lifetime only by Optionee. No assignment or transfer of the Option, or the rights represented thereby, whether voluntary or involuntary, by the operation of law or otherwise (except by will or the laws of descent and distribution ) shall vest in the assignee or transferee any 'interest or right herein whatsoever. Immediately upon any such attempted assignment or transfer the Option shall terminate and become of no further effect.


            ARTICLE V Right of First Refusal; Right of Repurchase
                      -------------------------------------------

      5.1 If at any time prior to the registration of any class of the Company's securities under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act'), Optionee desires to sell any shares of Common Stock acquired upon exercise of the Option (the "Option Shares"), Optionee must first obtain a bona fide written offer from a third party who wishes to purchase such Option Shares (the "Proposed Transferee"). Once Optionee has obtained such bona fide written offer from the Proposed Transferee, Optionee must submit a written offer (the "Offer") to sell such Option Shares to the Company at the same price and on the same terms and conditions as those on which Optionee proposes to sell such Option Shares to the Proposed Transferee. The Offer will include: (i) the identity of the Proposed Transferee; (ii) the number of Option Shares proposed to be sold; (i@) the terms and conditions, including price, of the proposed sale (which shall be identical to the terms and conditions of the proposed sale to the Proposed Transferee); (iv) any other material facts relating to the proposed sale- and (v) a statement that the Company may acquire, in accordance with the provisions of this Agreement, the option Shares for the price and upon the other terms and conditions set forth therein. The Offer will remain open for a period of 45 days (the "Offer Period") from the date on which the Offer is received by the Company.

      5.2 If the Company desires to purchase all or any part of the Option Shares, it will accept the Offer by notifying Optionee 'in writing (the "Acceptance Notice") of the number of Option Shares it desires to purchase. In order for such acceptance to be valid, the Acceptance Notice must be received by Optionee no later than the expiration of the Offer Period. At the closing of the sale of the Option Shares, Optionee will deliver to the Company a certificate or certificates representing at least the number of Option Shares as to which the Offer has been accepted, together with stock powers endorsed in blank for such number of Option Shares being purchased.

      5.3 If the Company does not purchase all of the Option Shares, then Optionee will be free for the 90-day period following the expiration of the Offer Period (the "Unrestricted Period") to sell the balance of the Option Shares to the Proposed Transferee at the same price and on the same terms and conditions contained in the Offer. Any Option Shares not sold by the expiration of the Unrestricted Period will again become subject to the requirements of
Section 5.1, 5.2 and 5.3.

      5.4 At any time prior to the registration by the Company of its Common Stock under Section 12 of the Exchange Act, in the event that an employee is terminated for cause (as defined below), the Company shall have the right, exercisable within thirty (30) days from the date of such termination, to repurchase any Option Shares for an amount equal to the aggregate price paid for such shares upon exercise of the Option. The term "for cause" means a finding by the Board of Directors of the Company that the employee has engaged in conduct that is fraudulent, disloyal, criminal or injurious to the Company, including, without limitation, embezzlement, theft, commission of a felony or proven dishonesty in the course of his or her employment or service, or the disclosure of trade secrets or confidential information of the Company to persons not entitled to receive such information.


                    ARTICLE VI Representations of Optionee
                               ---------------------------

      6.1 Optionee acknowledges and agrees that the Option shall not be exercisable if the issuance of the Common Stock upon exercise thereof would cause the Company to violate the Securities Act of 1933, as amended (the "Securities Act'), or any applicable state securities laws. Any determination in this regard by the Company shall be final, binding and conclusive. Optionee understands that the Company is under no obligation to register the Common Stock issuable upon exercise of the Option under the Securities Act or any state securities laws. Optionee understands that the shares of Common Stock acquired upon exercise of the Option shall constitute "restricted securities" and that Optionee may not sell or otherwise dispose of such shares unless they have been registered under the Securities Act and applicable state securities laws or an exemption therefrom is available.

      6.2 Optionee represents and warrants that (a) any shares of Common Stock acquired upon exercise of the Option will be acquired for the account of Optionee for investment purposes only and not with a view to the distribution thereof and (b) Optionee will not, directly or indirectly, sell or otherwise dispose of such shares, unless (i) such sale or other disposition is pursuant to an effective registration statement under the Securities Act 91 and applicable state securities laws or (fi) in the opinion of counsel to the Company, such sale or other disposition is exempt from the registration requirements of the Securities Act and applicable states laws.

      6.3 Optionee understands that, unless the offer and sale of the shares of Common Stock acquired upon exercise of the Option have been registered under the Securities Act, each certificate representing such shares shall bear the following legend:

            The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act'), or any state securities laws and such shares may not be sold or otherwise disposed of except (a) pursuant to an effective registration statement under the Securities Act and applicable state securities laws or (b) in the opinion of counsel to the Company, such sale or other disposition is exempt fi7om the registration requirements of the Securities Act and applicable state securities laws.

Optionee understands that, until the Company's Common Stock has been registered under Section 12 of the Exchange Act, each certificate representing such shares shall bear the following legend:

            The shares represented by this certificate are subject to restrictions on transfer in accordance with the terms of a Nonqualified Stock Option Agreement between Optionee and the
            Company, dated                a copy of which is on file at the
                           --------------
            principal offices of the Company.


                          ARTICLE VII Miscellaneous
                                      -------------

      7.1 In the event of any subdivision or combination of the outstanding shares of Common Stock, stock dividend, recapitalization, reclassification of shares, sale, lease or transfer of substantially all of the assets of the Company, substantial distributions to shareholders or other corporate transactions which would result in a substantial dilution or enlargement of the rights or economic benefits inuring to Optionee, the Company shall make such equitable adjustments as it may deem appropriate in the Plan and the Option. Any such adjustment shall be final and binding on Optionee. Nothing contained in this Agreement or the Plan shall be deemed to confer upon Optionee any night to prevent or to approve or vote upon any of the corporate actions described in the preceding sentence. The existence of the Option shall not affect 'in any way the right or power of the Company or its shareholders to make or authorize any and all adjustments, recapitalizations, reorganizations or other changes in the Company's capital stricture or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stocks ahead of or affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceedings whether of a similar character or otherwise.

      7.2 Optionee shall not be deemed for any purpose to be a shareholder of the Company in respect of any shares of Common Stock as to which the Option shall not have been exercised as provided herein and until such shares have been issued to Optionee by the Company.

      7.3 Nothing in this Agreement or the Plan shall confer upon Optionee any right to continue in the employ of the Company or shall affect the right of the Company to terminate the employment of Optionee with or without cause.

      7.4 This Agreement shall be binding upon the Company and Optionee and their respective successors and assigns. Whenever the word "Optionee" is used in any provision of this Agreement under circumstances where the provisions should logically be construed to apply to the executors, the administrators, or the person or persons to whom the Option may be transferred by will or by the laws of descent and distribution, the word "Optionee" shall be deemed to include such person.

      7.5 No amounts of income received by Optionee pursuant to this Agreement shall be considered compensation for purposes of any pension or retirement plan, insurance plan or any other employee benefit plan of the Company.

      7.6 This Agreement, together with the Plan, constitutes the entire agreement between the Company and Optionee and supersedes all prior agreements and understandings, oral or written, between the Company and Optionee with respect to the subject matter hereof If there is any conflict between the Plan and this Agreement, the Plan shall control.

      7.7 This Agreement may be amended only by a written instrument signed by the Company and Optionee.

      7.8 This Agreement may be executed in counterparts, each of which shall be deemed to be an original but both of which together shall constitute one and the same instrument.

      7.9 This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, excluding its conflicts of laws rules.

      7.10 Every notice or other communication relating to this Agreement shall be in writing and shall be mailed or delivered to the party for whom it is intended at such address as may from time to time be designated by it in a notice mailed or delivered to the other party as herein provided; provided, however, that unless and until some other address be so designated, all notices or communications by Optionee to the Company shall be mailed or delivered to the Company at its office at 333 Allegheny Avenue, Oakmont, Pennsylvania 15139, and all notices or communications by the Company to Optionce may be given to Optionee personally or may be mailed to him.


IN WITNESS WHEREOF, the Company and Optionee have executed this Agreement as of the date first above written.

Optionee:                              ServiceWare, Inc.


                                                             , President
-------------------------------        ----------------------


Address of Optionee:

------------------------------

------------------------------

                                    EXHIBIT A

                      EXERCISE OF NONOUALIFIED STOCK OPTION


Pursuant to the provisions of the Nonqualified Stock 0ption Agreement
entered  into as of                    between ServiceWare, Inc. (the "Company")
                    ------------------
and                                Optionee, I hereby exercise the Stock
    ------------------------------
Option to the extent of shares of Common Stock of the Company (the
"Shares"). I deliver to the Company herewith the following in payment for the Shares:

      $                      in cash
       --------------------

      Stock certificates for         shares   of  Common   Stock   held  for  at
                             -------
least six months

I hereby represent and warrant to the Company that I am acquiring the Shares for investment and for my own account and not with a view to the distribution thereof I have been advised that the Shares are subject to restrictions on transfer and, in addition to such restriction, may not be offered for sale or otherwise disposed of in the absence of an effective registration statement under the Securities Act of 1933, as amended, and applicable state securities laws or an opinion of counsel to the Company to the effect that such registration is not required. I agree that the certificate for the Shares may be legended as such.

Date:                                   Optionee

                                        Address:

                            Social Security Number

                                                                  Exhibit (d)(5)


                         SERVICEWARE TECHNOLOGIES, INC.
                            2000 STOCK INCENTIVE PLAN
                                 GRANT AGREEMENT
AGREEMENT #                                                             Shares
2000-#                                                                  #


     This Grant Agreement, dated Date, evidences the grant of an option by ServiceWare Technologies, Inc. (the "Company") pursuant to the provisions of the
    ServiceWare Technologies, Inc. 2000 Stock Incentive Plan (the "Plan") to
                                    Name
      (the "Participant"), covering # shares of Common Stock of the Company ("Shares") set forth below, pursuant to the provisions of the Plan and on the following terms and conditions:

The exercise price per share subject to this option will be $. Below is the vesting schedule for this Incentive Stock Option/Nonqualified option.
                              Date              # shares
                              Date              # shares
                              Date              # shares
                              Date              # shares

Vesting ceases immediately upon termination of employment for any reason, and any portion of this option that has not vested on or prior to the date of such termination is forfeited on such date. Once vesting has occurred, the vested portion can be exercised at any time, subject to the following section:

The last day on which the vested portion of this option can be exercised is the earliest of:

a. DATE, 2010 (the tenth anniversary of the date of grant, but if the Participant is a 10% owner or the Company, the fifth anniversary of the date of grant);
b. the date on which the Participant's employment or provision of services terminates for "cause" (as defined in the Plan);
c. 90 days following the date that the Participant's employment terminates other than for "cause" (as defined in the Plan); or
d. one year following the Participant's death or "permanent disability" (as defined in the Plan).

The Participant hereby acknowledges receipt of a copy of the Plan as presently in effect. All of the terms and conditions of both the Plan and the Notice of Exercise attached hereto (the "Notice") are incorporated herein by reference and this option is subject to such terms and conditions in all respects. Capitalized terms that are used but not otherwise defined herein shall have the meaning given to such terms in the Plan. This Grant Agreement, the Notice and the Plan constitute the entire agreement of the parties with respect to the subject matter hereof, and supersede any prior written or oral agreements. If the Participant is entitled to exercise the vested portion of this option, and wishes to do so, in whole or in part, the Participant shall submit to the Company an executed copy of the Notice specifying the exercise date and the number of Shares to be purchased pursuant to such exercise, and shall remit to the Company in a form satisfactory to the Company (in its sole discretion) the exercise price, plus an amount sufficient to satisfy any withholding tax obligations of the Company that arise in connection with such exercise.

Accepted and Agreed:                   SERVICEWARE TECHNOLOGIES, INC.


                                       By:
-----------------------------             --------------------------------------